LINCOLNWAY ENERGY, LLC

2007 ANNUAL REPORT
TO
MEMBERS

This annual report is being provided to the members of Lincolnway Energy, LLC ("Lincolnway Energy") in connection with the annual meeting of the members which will be held at Gates Hall, 825 15th Street, Nevada, Iowa, on Monday, February 18, 2008, at 6:30 p.m. This annual report is not incorporated into the proxy statement and is not proxy soliciting material.

CAUTIONARY STATEMENT ON FORWARD LOOKING STATEMENTS AND INDUSTRY AND MARKET DATA

Various discussions and statements in this annual report are or contain forward looking statements that express Lincolnway Energy's current beliefs, projections and predictions about future events. All statements other than statements of historical fact are forward looking statements, and include statements with respect to financial results and condition; anticipated future trends in business, revenues or net income; projections concerning operations, capital needs and cash flow; investment, business, growth, expansion and acquisition opportunities and strategies; management's plans and intentions for the future; competitive position; and other forecasts, projections and statements of expectation. Words such as "expects," "anticipates," "estimates," "plans," "may," "will," "anticipates," "expects," "contemplates," "forecasts," "future," "potential," "predicts," "projects," "prospects," "possible," "continue," "hopes," "intends," "believes," "seeks," "should," "could," "thinks," "objectives" and other similar expressions or variations of those words or those types of words help identify forward looking statements. Forward looking statements involve and are subject to various risks, uncertainties and assumptions. Forward looking statements are necessarily subjective and are made based on numerous and varied estimates, projections, views, beliefs, strategies and assumptions made or existing at the time of such statements and are not guarantees of future results or performance. Lincolnway Energy disclaims any obligation to update or revise any forward looking statements based on the occurrence of future events, the receipt of new information, or otherwise. ***Lincolnway Energy cannot guarantee Lincolnway Energy's future results, performance or business conditions, and strong reliance must not be placed on any forward looking statements.***

Actual future performance, outcomes and results may differ materially from those suggested by or expressed in forward looking statements as a result of numerous and varied factors, risks and uncertainties, some that are known and some that are not, and many of which are beyond the control of Lincolnway Energy and Lincolnway Energy's management. It is not possible to predict or identify all of those factors, risks and uncertainties, but they include inaccurate assumptions or predictions by management, the accuracy and completeness of the publicly available information upon which part of Lincolnway Energy's business strategy is based and all of the various factors, risks and uncertainties which are applicable to Lincolnway Energy and its business.

Lincolnway Energy may have obtained industry, market and competitive position data used in this annual report from Lincolnway Energy's own research, internal surveys and from studies conducted by other persons, trade or industry associations or general publications and other publicly available information. A trade or industry association for the ethanol industry may present information in a manner that is more favorable to the ethanol industry than would be presented by an independent source. Independent industry publications and surveys also generally state that they have obtained information from sources believed to be reliable, but do not guarantee the accuracy and completeness of any information. Forecasts are in all events likely to be inaccurate, especially over long periods of time, and in particular in a relatively new and rapidly developing industry such as the ethanol industry.

DESCRIPTION OF BUSINESS

General Overview

Lincolnway Energy, LLC is an Iowa limited liability company that was organized on May 19, 2004. Lincolnway Energy operates a dry mill, coal fired ethanol plant located in Story County, Iowa, near Nevada, Iowa. Lincolnway Energy began processing corn into fuel grade ethanol and distiller's grains at the ethanol plant on May 22, 2006, and the first full month of production at full capacity was July of 2006.

Lincolnway Energy selected the Nevada, Iowa site based upon management's analysis of several factors, including that the site was in an area with adequate corn production and water supply, and had access to both road and rail transportation. The site is near Iowa State US Highway 30 and Interstate 35 and is served by the Union Pacific Railroad.

The ethanol plant has a nameplate production capacity of 50,000,000 gallons of ethanol per year, which, at that capacity, would also generate approximately 144,000 tons of distiller's grains per year.

Lincolnway Energy currently does not capture or market the carbon dioxide which is produced as part of the ethanol production process.

Financial Information

Financial statements for Lincolnway Energy are included at the conclusion of this annual report. This annual report also includes summary selected financial data.

Lincolnway Energy did not derive any revenue during the fiscal year ended September 30, 2007 from any customers located in any foreign country, and Lincolnway Energy did not have any assets located in a foreign country.

Lincolnway Energy operates in one industry segment, the production of ethanol and related products.

Principal Products and Their Markets

Lincolnway Energy's principal products are fuel grade ethanol and distiller's grains.

Ethanol

Lincolnway Energy produces ethanol from corn. The ethanol produced by Lincolnway Energy is fuel grade ethanol, which can be used as a blend component/fuel additive in gasoline. Ethanol increases the octane rating of gasoline and reduces vehicle emissions, primarily carbon monoxide. The use of ethanol is currently heavily supported by various governmental incentives and programs. The loss of one or more of those incentives or programs could be highly detrimental to the ethanol industry.

Lincolnway Energy's ethanol production is sold to Renewable Products Marketing Group. Lincolnway Energy's ethanol is pooled with the ethanol of other ethanol producers whose ethanol is marketed by Renewable Products Marketing Group. Lincolnway Energy pays Renewable Products Marketing Group a pooling fee of $.01 per gallon of ethanol, and Renewable Products Marketing Group pays Lincolnway Energy a netback price per gallon that is based upon the difference between the pooled average delivered ethanol selling price and the pooled average distribution expense. The averages are calculated based upon each pool participant's selling price and expense averaged in direct proportion to the volume of ethanol supplied by each pool participant. Lincolnway Energy's agreement with Renewable Products Marketing Group had an initial term through June 2007, but Lincolnway Energy and Renewable Products Marketing Group are continuing to operate under the existing agreement while they attempt to negotiate a new agreement. Lincolnway Energy currently believes it will be able to negotiate a satisfactory agreement with Renewable Products Marketing Group. Lincolnway Energy is dependent upon its agreement with Renewable Products Marketing Group for the marketing and sale of Lincolnway Energy's ethanol, and Lincolnway Energy's loss of the agreement could have material adverse effects on Lincolnway Energy.

The primary purchasers of ethanol are refiners, blenders or wholesale marketers of gasoline. Lincolnway Energy anticipates that its ethanol production will be sold primarily in coastal markets given the availability of rail service at Lincolnway Energy's ethanol plant, but Renewable Products Marketing Group controls the marketing of all of Lincolnway Energy's ethanol output.

Lincolnway Energy anticipates that its primary means of shipping and distributing ethanol will be by rail, but Lincolnway Energy is also able to ship and distribute ethanol by truck.

The nameplate production capacity of Lincolnway Energy's ethanol plant is 50,000,000 gallons of ethanol per year, or approximately 4,167,000 gallons per month. The ethanol plant exceeded the nameplate production capacity for the fiscal year ended September 30, 2007, however, by approximately .67%, with 50,336,892 gallons of ethanol produced during that period, and with an average monthly production of 4,194,741 gallons.

Lincolnway Energy anticipates that Lincolnway Energy will process approximately 18,700,000 bushels of corn into approximately 54,100,000 gallons of ethanol during the fiscal year ending September 30, 2008. The anticipated increase in ethanol production during the 2008 fiscal year as compared to the 2007 fiscal year is due to an anticipated reduction in plant shutdowns during the 2008 fiscal year.

Lincolnway Energy's revenues from the sale of ethanol during the fiscal years ended September 30, 2006 and September 30, 2007 accounted for approximately 90% and 87%, respectively, of Lincolnway Energy's total revenues during those two periods. Lincolnway Energy estimates that its revenues from the sale of ethanol for the fiscal year ending September 30, 2008 will account for approximately 87% of Lincolnway Energy's total revenues for that fiscal year.

Distiller's Grains

Lincolnway Energy's other primary product is distiller's grains, which is a byproduct of the ethanol production process. Distiller's grains are, in general, the solids which are left after the processing and fermentation of corn into ethanol. Distiller's grains are a high protein feed supplement that are marketed primarily in the dairy and beef industries. Distiller's grains can also be used in poultry, swine and other livestock feed.

A dry mill ethanol process such as that utilized by Lincolnway Energy can produce wet distiller's grains and dried distiller's grains. Wet distiller's grain contains approximately 70% moisture, and has a shelf life of only approximately three days. Wet distiller's grains can therefore only be sold to users located within relatively close proximity to the ethanol plant. Dried distiller's grain is wet distiller's grain that has been dried to 10% to 12% moisture. Dried distiller's grain has an almost indefinite shelf life and may be sold and shipped to any market.

Lincolnway Energy's output of distiller's grains was sold to Commodity Specialists Company until October 1, 2007. Lincolnway Energy paid Commodity Specialists Company a fee of 2% of the FOB plant price for dried distiller's grains and 4% of the FOB plant price for wet distiller's grains that were sold by Commodity Specialists Company.

Lincolnway Energy's output of distiller's grains is now sold to Hawkeye Gold, LLC under a Distiller's Grains Marketing Agreement that became effective on October 1, 2007. Lincolnway Energy pays Hawkeye Gold, LLC a marketing fee for dried distiller's grains equal to the greater of 2% of the FOB plant price for the dried distiller's grains or a per-ton fee of $1.30 for the dried distiller's grains. The marketing fee for wet distiller's grains is the greater of 3% of the FOB plant price for the wet distiller's grains or a per-ton fee of $1.00 for the wet distiller's grains. The Distiller's Grains Marketing Agreement can be terminated by either Lincolnway Energy or Hawkeye Gold, LLC on 90 days written notice. Lincolnway Energy must pay a termination fee if it terminates the Distiller's Grains Marketing Agreement during the first 12 months under the Distiller's Grains Marketing Agreement. The termination fee is an amount equal to the marketing fees paid to Hawkeye Gold, LLC during the three full calendar months which preceded the effective termination date, but not less than $125,000. Lincolnway Energy is dependent upon its agreement with Hawkeye Gold, LLC for the marketing and sale of Lincolnway Energy's distiller's grains, and Lincolnway Energy's loss of the agreement could have material adverse effects on Lincolnway Energy.

The primary purchasers of distiller's grains are individuals or companies involved in dairy, beef or other livestock production. Lincolnway Energy anticipates that approximately 7% of its distiller's grains will be locally marketed to nearby livestock producers, but Hawkeye Gold, LLC controls the marketing of all of Lincolnway Energy's distiller's grains.

Lincolnway Energy anticipates that its means of shipping and distributing distiller's grain will be by rail or by truck. Local livestock producers are also able to pick up distiller's grains directly from the ethanol plant.

Lincolnway Energy produced 157,000 tons of distiller's grains during the fiscal year ended September 30, 2007, or approximately 13,000 of distiller's grains per month. The composition of the distiller's grains was approximately 11% wet distiller's grains and 89% dried distiller's grains.

Lincolnway Energy anticipates processing approximately 18,700,000 bushels of corn into approximately 54,100,000 gallons of ethanol and approximately 150,000 tons of distiller's grains during the fiscal year ending September 30, 2008.

Lincolnway Energy's revenues from the sale of distiller's grains during the fiscal years ended September 30, 2006 and September 30, 2007 accounted for approximately 13% of Lincolnway Energy's total revenues during those periods. Lincolnway Energy estimates that its revenues from the sale of distiller's grains for the fiscal year ending September 30, 2008 will also account for approximately 13% of Lincolnway Energy's total revenues for that fiscal year.

Although distiller's grains is a primary product of Lincolnway Energy, Lincolnway Energy does not believe that distiller's grains should be viewed as a significant or material source of revenue for Lincolnway Energy over the long term because of the increasing potential for the overproduction and supply of distiller's grains.

Carbon Dioxide

Lincolnway Energy currently does not attempt to capture or market the carbon dioxide which is produced as part of the ethanol production process, and Lincolnway Energy currently has no plans to do so. Lincolnway Energy estimates that it will produce approximately 150,000 tons of carbon dioxide per year, assuming full production.

Sources and Availability of Raw Materials

Corn and coal are the primary raw materials that are utilized by Lincolnway Energy in the production of ethanol. Corn is used to produce the ethanol, and coal is Lincolnway Energy's primary energy source for its ethanol plant.

Corn

Lincolnway Energy estimates that it will utilize approximately 18,700,000 bushels of corn per year at its ethanol plant, or approximately 1,600,000 bushels per month, assuming production at a capacity of 54,100,000 gallons of ethanol per year.

Lincolnway Energy's ethanol plant is located in Story County, Iowa, near Nevada, Iowa. Although Lincolnway Energy anticipates purchasing corn from various sources and areas, Lincolnway Energy believes that Story County will produce a sufficient supply of corn, assuming normal growing conditions, to generate the necessary annual requirements of corn for the ethanol plant. There is not, however, any assurance that Lincolnway Energy will be able to purchase sufficient corn supplies from Story County or regarding the supply or availability of corn given the numerous factors which affect the supply and price for corn.

Lincolnway Energy has an agreement with Heart of Iowa Cooperative pursuant to which Lincolnway Energy can obtain up to 50% of its corn needs from Heart of Iowa Cooperative's facility located adjacent to Lincolnway Energy's ethanol plant, with the remaining 50% to be obtained from other Heart of Iowa Cooperative facilities or other licensed grain dealers. The 50% limitation for Heart of Iowa Cooperative's Nevada, Iowa location was imposed by the Iowa Department of Natural Resources, as part of the air permitting process. Heart of Iowa Cooperative is a licensed grain dealer and has locations throughout Story County, Iowa. Heart of Iowa Cooperative is also a member of Lincolnway Energy.

Lincolnway Energy's agreement with Heart of Iowa Cooperative will terminate by its terms on May 22, 2026. The agreement may also be terminated, however, at any time upon six months notice and the payment of a termination fee by the terminating party. The termination fee starts at $2,000,000, and is reduced by $50,000 for each completed year of the agreement. The term of the agreement commenced on May 22, 2006.

Lincolnway Energy purchased approximately 17,800,000 bushels of corn from Heart of Iowa Cooperative during the fiscal year ended September 30, 2007.

Corn is delivered to Lincolnway Energy's ethanol plant by rail and by truck. Lincolnway Energy has corn storage capabilities for approximately 10 days of continuous ethanol production.

Coal and Lime

Lincolnway Energy's ethanol plant is a coal fired plant. Lincolnway Energy estimates that its ethanol plant will utilize approximately 270 tons of coal and 5 tons of lime per day, assuming production at a capacity of 54,100,000 gallons of ethanol per year.

Lincolnway Energy utilized approximately 92,000 tons of coal and 2,000 tons of lime during the fiscal year ended September 30, 2007.

Lincolnway Energy currently obtains all of its coal pursuant to an agreement between Lincolnway Energy and Williams Bulk Transfer. The agreement allows Lincolnway Energy to purchase up to 220,000 tons of coal per year at a per ton price equal to the sum of the coal price and the transportation price, as those terms are defined in the agreement. The coal price and the transportation price are subject to adjustment in various circumstances and based on various factors. For example, the transportation price is subject to quarterly adjustment, upward or downward (but never below the initial transportation price stated in the agreement), by 100% of the quarterly percentage change in the All Inclusive Index--Less Fuel, and to a monthly adjustment, upward but not downward, through the addition of a fuel surcharge determined by the amount by which the average Retail On-Highway Diesel Fuel Price of the U.S. exceeds a specified amount per gallon. The transportation price will also be increased on the scheduled adjustment dates set out in the agreement. The coal price adjustments are based upon, in general, any increased costs as a result of any changes in laws, changes in inflation as determined by designated indices, and the quality of the coal. Lincolnway Energy is required to pay a penalty of $16.00 per ton if Lincolnway Energy fails to purchase a minimum of 80,000 tons of coal in any calendar year. The $16.00 per ton penalty amount is subject to adjustment as provided in the agreement. Lincolnway Energy's agreement with Williams Bulk Transfer will expire by its terms on January 1, 2013.

Lincolnway Energy is totally dependent upon its agreement with Williams Bulk Transfer for the supply of all of Lincolnway Energy's coal needs. Lincolnway Energy's loss of its contract with Williams Bulk Transfer, or Lincolnway Energy's inability to negotiate a new contract with Williams Bulk Transfer or another supplier on favorable terms before the expiration or termination of the agreement, would have material adverse effects on Lincolnway Energy.

All of the coal utilized by Lincolnway Energy is delivered by truck. Lincolnway Energy has coal storage for approximately 8 days of continuous ethanol production.

Other Raw Materials

Lincolnway Energy's ethanol plant also requires a significant amount of electricity and significant supplies of water.

Lincolnway Energy's electricity needs are currently met by Alliant Energy. Lincolnway Energy pays the general service rates for its electricity.

Lincolnway Energy has water intake of approximately 600,000 gallons per day. Lincolnway Energy discharges 275,000 gallons of water per day that has been treated by their reverse osmosis system. Their actual water consumption is approximately 325,000 gallons per day or approximately 2 gallons of water per gallon of ethanol produced. Lincolnway Energy's water needs are currently met by the City of Nevada.

Rail Access

Rail access is critical to the operation of Lincolnway Energy's ethanol plant, because rail is used for the shipment and distribution of ethanol and distiller's grains. Lincolnway Energy utilizes rail track owned by Lincolnway Energy, as well as tracks owned by the Union Pacific and Heart of Iowa Cooperative. Lincolnway Energy has agreements with the Union Pacific and Heart of Iowa Cooperative regarding the use of their tracks.

Expansion Plans

Lincolnway Energy currently has no definite plans to expand its ethanol plant or to construct or acquire any additional ethanol plants. Lincolnway Energy will, however, consider those matters as part of its ongoing operations and analysis of its business and the ethanol industry in general.

Lincolnway Energy will also continue to consider and evaluate any other opportunities that may arise with respect to its ethanol plant or the ethanol industry, including with respect to possible ethanol marketing arrangements or ventures or any use or marketing of corn germ or corn oil.

Research and Development Activities

Lincolnway Energy is not currently engaged in any significant research or development activities.

Competition

The ethanol industry and markets are highly competitive, and although new construction and expansion of ethanol plants appears to have slowed during 2007 due to unfavorable market conditions, ethanol production continues to grow. According to the Renewable Fuels Association, ethanol production in the U.S. has increased by more than 300% since 2000, and the U.S. ethanol industry produced a record of nearly 4.9 billion gallons of ethanol from 110 plants located in 19 states in 2006, which exceeded the 2005 U.S. ethanol production by 1 billion gallons, or more than 25%. World production reached an all time high of nearly 13.5 billion gallons in 2006, according to the Renewable Fuels Association, with the U.S. having become the world's largest producer of fuel ethanol in 2006, surpassing Brazil. Other countries are also rapidly expanding their domestic ethanol industries, including Canada, China and India.

The Renewable Fuels Association estimates that as of December 3, 2007, there were 134 ethanol plants in production, capable of producing nearly 7.2 billion gallons of ethanol, and that there were 66 new plants and 10 expansions proposed or under construction, which will add additional production capacity of nearly 6.2 billion gallons, for a total yearly production of nearly 13.4 billion gallons of ethanol. The ethanol industry is therefore still a rapidly expanding industry, both domestically and internationally.

The competitors in the U.S. include not only regional farmer-owned entities, but also the major oil companies and other large companies such as Archer Daniels Midland, Cargill, Inc., VeraSun Energy Corporation, Aventine Renewable Energy, Inc., Hawkeye Renewables, Poet and Abengoa Bioenergy Corp.

The competition in the ethanol industry has increased during 2007, with declining ethanol prices, excess supplies of ethanol and rising corn costs.

The ethanol industry will also continue to face increasing competition from international suppliers of ethanol. International suppliers produce ethanol primarily from sugar cane and have cost structures that may be substantially lower than Lincolnway Energy's and other U.S. based ethanol producers. Although there is currently a $.54 per gallon tariff on foreign produced ethanol, ethanol imports equivalent to up to 7% of total U.S. production in any given year from various countries were exempted from the tariff under the Caribbean Basin Initiative to spur economic development in Central America and the Caribbean. Foreign suppliers of ethanol may significantly increase their imports into the U.S. Also, Canada may import ethanol duty free, and Mexico may import ethanol under a duty rate of $.10 per gallon. Some of the larger competitors in the ethanol industry may construct or establish ethanol plants in Central America or the Caribbean.

Smaller competitors also pose a threat. Farmer-owned cooperatives and independent companies consisting of groups of individual farmers and investors have been able to compete successfully in the ethanol industry. These smaller competitors operate smaller facilities which do not affect the local price of corn grown in the proximity to the facility as much as larger facilities do, and some of the smaller competitors are farmer-owned and the farmer-owners either commit, or are incented by their ownership in the facility, to sell corn to the facility.

The continuing increase in domestic or foreign competition could cause Lincolnway Energy to have to reduce its prices and take other steps to compete effectively, which could adversely affect Lincolnway Energy's results of operations and financial position.

Many competitors will have greater production capacity, greater experience, more access to information and/or greater capital or other financial resources, any which will make it difficult for Lincolnway Energy to compete with the competitor. For example, greater ethanol production may allow a competitor to market its ethanol or distiller's grains at lower prices than Lincolnway Energy. Lincolnway Energy anticipates that there will be acquisitions and consolidations in the ethanol industry, and that those acquisitions and consolidations will lead to additional competitors with greater advantages over Lincolnway Energy. For example, VeraSun Energy Corp. and U.S. Bioenergy Corp. recently announced that a merger agreement has been approved by their boards. According to the Renewable Fuels Association, those companies have a combined production capacity of 870 million gallons of ethanol per year as of December 3, 2007, with an additional 770,000 million gallons per year of production under construction. A competitor may also offer other products or services that are not offered by Lincolnway Energy, which may give the competitor an additional advantage over Lincolnway Energy.

An ethanol plant utilizing corn to produce ethanol may also experience competition in the form of other plants which produce ethanol from other products. For example, ethanol can be produced from corn stalks, rice straw, wood, cheese whey, potatoes, wheat, oats, barley straw, sorghum, milo, sugar bogasse, rice hulls, switchgrass and biomass. Research is being conducted by various entities regarding the use of these cellulostic and biomass type products, and it is likely that processes will be developed at some point which will make the production of ethanol from these types of sources economical. The recently passed energy bill will spur further research in these areas. It is also possible that one or more of these other sources may from time to time have greater advantages than corn, which would adversely affect an ethanol plant that produces ethanol solely from corn. For example, a plant using one of those sources may be able to produce ethanol on a more economical basis or on a more efficient or greater scale. The increased production of ethanol from other sources could also adversely affect the price for ethanol generally. Lincolnway Energy's ethanol plant is designed to produce ethanol only from corn.

Poet has recently announced that it intends to expand one of its existing corn based ethanol plants to also produce ethanol from cobs and stalks, with the expansion to begin operation in 2011. Poet is working with the U.S. Department of Energy on the project. According to the Renewable Fuels Association, Poet had an aggregate ethanol production capacity of approximately 1.11 billion gallons as of December 3, 2007. The U.S. Department of Energy has also awarded $385 million to five other companies hoping to construct a cellulostic/biomass ethanol plant. A Canadian company, Iogen Corporation, also currently produces approximately 1 million gallons of ethanol annually from wheat, oat and barley straw.

Some competitors operate their ethanol plant and produce ethanol using different sources of energy than coal, or using various other sources of energy. The other sources of energy include natural gas and various forms of waste type products, such as tires and construction waste. Those competitors may have lower production and input costs and/or higher operating efficiencies than Lincolnway Energy, which would allow them to market their ethanol at lower prices than Lincolnway Energy.

Competition from newly developed fuel additives would also reduce the use of ethanol and Lincolnway Energy's profitability. Although it is difficult to predict if any new fuel additives will be developed, it will occur at some point, and it could be in the near future.

Research is also continually being conducted for alternatives to petroleum based fuel products and for additional renewable fuel products. For example, research is ongoing regarding the use of hydrogen, electric or solar powered vehicles and fuel cells. A breakthrough or discovery in any research could conceivably occur at any time, and would likely have the effect of greatly reducing the use of ethanol or of even making the use of ethanol obsolete. There will be increased incentives to develop alternatives to petroleum based fuel products if gasoline prices stay at their current levels.

Ethanol is a commodity and is priced on a very competitive basis. Lincolnway Energy believes that its ability to compete successfully in the ethanol industry will depend upon its ability to price its ethanol competitively, which in turn will depend on many factors, many of which are beyond the control of Lincolnway Energy and its management. As indicated above, one of those factors is that Lincolnway Energy is subject to material and substantial competition, including from competitors who will be able to produce or market significantly higher volumes of ethanol and at lower prices.

Lincolnway Energy believes that the principal competitive factors with respect to distiller's grains are price, proximity to purchasers and product quality.

Government Oversight and Regulation

Lincolnway Energy's business is subject to substantial governmental oversight and regulation, including those relating to the discharge of materials into the air, water and ground; the generation, storage, handling, use, transportation and disposal of hazardous materials; and the health and safety of Lincolnway Energy's employees.

Lincolnway Energy needs to maintain various permits to be able to maintain and continue its operations. The permits include water and air permits from the Iowa Department of Natural Resources. Lincolnway Energy has obtained these permits, but on December 4, 2007, the Iowa Environmental Protection Commission referred alleged environmental law violations by Lincolnway Energy to the Iowa Attorney General's office for enforcement action. The referred allegations concern wastewater releases relating to construction activities and exceedences of iron and total suspended solid limits in Lincolnway Energy's NPDES wastewater discharge permit, and concern air permitting, emission limit exceedences, stack testing, monitoring and reporting. Lincolnway Energy will attempt to reach a negotiated settlement of all allegations. Lincolnway Energy cannot predict the outcome, but it is likely that settlement will include a monetary penalty, although an amount cannot be predicted at this time. Settlement may also include repermitting regarding air emissions and injunction concerning future activities. If repermitting becomes necessary, Lincolnway Energy could be subject to higher ongoing compliance and operating costs. Counsel for Lincolnway Energy has spoken with the Iowa Attorney General's office about a schedule for negotiating settlement of the actions, but a timeline has not yet been established. Lincolnway Energy is hopeful that it will be able to reach a settlement of the allegations, but there is no assurance that the allegations will be settled, and Lincolnway Energy cannot predict at this time the outcome of any settlement or other proceedings that may arise out of these allegations. Lincolnway Energy was therefore unable at the time of the preparation of this annual report to determine what effect the proceedings of the Iowa Attorney General will have on Lincolnway Energy, but the outcome (even if through settlement) could have material adverse effects on Lincolnway Energy's business and financial condition.

The substantial governmental oversight and regulation of Lincolnway Energy and its business create risks and uncertainties for Lincolnway Energy.

The ethanol industry is also substantially supported by and dependent upon various federal and state programs, including various subsidies, tax exemptions and other forms of financial incentives. The loss of the current governmental support and incentives for ethanol could reduce the use of ethanol and materially and adversely affect Lincolnway Energy's results of operations and financial position.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion, except for the historical information, contains forward-looking statements that are subject to risks and uncertainties, and undue reliance must not be placed on any forward-looking statements. Lincolnway Energy's actual results or actions may differ materially from the forward-looking statements for many reasons, including the risks described in Lincolnway Energy's annual report on Form 10-K for the fiscal year ended September 30, 2007. This section should be read in conjunction with the financial statements and related notes and with the understanding that Lincolnway Energy's actual future results may be materially different from what is currently expected by Lincolnway Energy.

Overview

Lincolnway Energy is an Iowa limited liability company that was formed on May 19, 2004 for the purpose of constructing and operating a dry mill, coal fired ethanol plant. Lincolnway Energy has been engaged in the production of ethanol and distillers grains since May 22, 2006, and the plant became fully operational on June 22, 2006. The ethanol plant produced 50,336,892 gallons of ethanol during the fiscal year ended September 30, 2007, with an average of 4,194,741 gallons of ethanol per month. The nameplate capacity of the plant is 50,000,000 gallons of ethanol per year. Lincolnway Energy had a planned shut down during the months of October 2006 and March 2007 to complete some maintenance work.

Lincolnway Energy's revenues are derived from the sale of Lincolnway Energy's ethanol to Renewables Fuels Marketing Group, and of its distillers grains to Hawkeye Gold, LLC and, until October 1, 2007, to Commodity Specialist Company.

Lincolnway Energy's ethanol is sold to Renewable Products Marketing Group (RPMG) pursuant to an ethanol marketing agreement between Lincolnway Energy and RPMG. Lincolnway Energy's ethanol is pooled with the ethanol of other ethanol producers whose ethanol is marketed by RPMG. Lincolnway Energy pays RPMG a pooling fee of $.01 per gallon, and RPMG pays Lincolnway Energy a netback price per gallon that is based upon the difference between the pooled average delivered ethanol selling price and the pooled average distribution expense. These averages are calculated based upon each pool participant's selling price and expense averaged in direct proportion to the volume of ethanol supplied by each participant to the pool. Lincolnway Energy's agreement with RPMG had an initial term through June 2007, but Lincolnway Energy and RPMG are continuing to operate under the existing agreement while they attempt to negotiate a new agreement. Lincolnway Energy currently believes that it will be able to negotiate a satisfactory agreement with RPMG. Lincolnway Energy is dependent upon its agreement with RPMG for the marketing and sale of Lincolnway Energy's ethanol, and Lincolnway Energy's loss of the agreement could have material adverse effects on Lincolnway Energy.

Lincolnway Energy's output of distiller's grains was sold to Commodity Specialists Company until October 1, 2007. Lincolnway Energy paid Commodity Specialists Company a fee of 2% of the FOB plant price of the dried distiller's grains and 4% of the FOB plant price for wet distiller's grains that were sold by Commodity Specialists Company.

Lincolnway Energy's output of distiller's grains is now sold to Hawkeye Gold, LLC under a Distiller's Grains Marketing Agreement that became effective on October 1, 2007. Lincolnway Energy pays Hawkeye Gold, LLC a marketing fee for dried distiller's grains equal to the greater of 2% of the FOB plant price for the dried distiller's grains in question or a per-ton fee of $1.30 for the dried distiller's grains. The marketing fee for wet distiller's grains is the greater of 3% of the FOB plant price for the wet distiller's grains in question or a per-ton fee of $1.00 for the wet distiller's grains. The Distiller's Grains Marketing Agreement can be terminated by either Lincolnway Energy or Hawkeye Gold, LLC on 90 days written notice. Lincolnway Energy must pay a termination fee if it terminates the Distiller's Grains Marketing Agreement during the first 12 months under the Distiller's Grains Marketing Agreement. The termination fee is an amount equal to the marketing fees paid to Hawkeye Gold, LLC during the three full calendar months which preceded the effective termination date, but not less than $125,000. Lincolnway Energy is dependent upon its agreement with Hawkeye Gold, LLC for the marketing and sale of Lincolnway Energy's distiller's grains, and Lincolnway Energy's loss of the agreement could have material adverse effects on Lincolnway Energy.

Lincolnway Energy's operating income or loss is significantly tied to the price at which ethanol and distiller's grain are sold. Historically, the price of ethanol tended to fluctuate in the same direction as the price of unleaded gas and other petroleum prices. The historical trend suddenly reversed, however, in April 2007, with wholesale ethanol prices falling below the rising wholesale price of unleaded gas. Surplus ethanol supplies and lack of infrastructure to blend and distribute the large production of ethanol is putting a downward pressure on ethanol prices. The price of distillers grains generally tends to fluctuate based on the price of substitute livestock feed, such as corn and soybean meal. Surplus grains tend to put downward price pressure on distillers grains.

Comparability of Operating Data

Since Lincolnway Energy only became operational in May 2006, Lincolnway Energy does not have a full 12 months of prior fiscal year income, production, sales or other data to use for comparison purposes against the fiscal year ended September 30, 2007. Lincolnway Energy is accordingly not providing a comparison of Lincolnway Energy's financial results between reporting periods in this annual report, but the fact that Lincolnway Energy did not start producing ethanol until May 2006 must be kept in mind when making any comparison or review of Lincolnway Energy's fiscal year ended September 30, 2006 and the fiscal year ended September 30, 2007.

Plan of Operations for the Next 12 Months

Lincolnway Energy is in the final stages of deciding on a technology and equipment supplier to provide Lincolnway Energy with corn oil extraction equipment. Over the past few months numerous equipment tests have been conducted and results are currently being analyzed to determine the best fit for Lincolnway Energy. Once the installation of equipment is complete, Lincolnway Energy will have the ability to extract corn oil from a portion of the thin stillage.

Lincolnway Energy has also recently begun to evaluate technology that would allow a portion of the dry ingredients used in fermentation to be purchased in liquid form. The use of those ingredients in liquid form would allow Lincolnway Energy to automate the process and reduce risk of injury, by eliminating the need to handle numerous heavy bags required for each fermentation batch.

Lincolnway Energy installed a steam separator to the steam supply system on June 1, 2007. The installation has improved steam quality and has reduced water treatment costs. Lincolnway Energy will continue to explore ways to reduce steam usage, which will in effect reduce energy costs.

Lincolnway Energy continues to explore ways to speed the fermentation process and increase ethanol yields, which is especially important as corn costs continue to rise.

Air and Water Permit Compliance

As discussed above in this annual report, Lincolnway Energy is currently subject to enforcement proceedings by the Iowa Attorney General and the Iowa Environmental Protection Commission regarding certain alleged environmental law violations. Lincolnway Energy cannot predict at this time the outcome of those proceedings, but they could have material adverse effects on Lincolnway Energy's business and financial condition.

Lincolnway Energy conducted a third round of stack emissions compliance testing during mid to late December 2007. Lincolnway Energy had previously conducted stack emissions testing in December 2006 and June 2007. The June 2007 test showed lower emissions than the stack test conducted in December 2006. The stack emissions tests conducted during mid to late December 2007 are important tests, and will hopefully confirm the results of the June 2007 test as correct. Lincolnway Energy will not know the results of the stack emissions tests for approximately two to four months.

As noted above, one possibility from the proceedings being conducted by the Iowa Attorney General and the Iowa Environmental Protection Commission is that Lincolnway Energy may need to be repermitted with respect to air emissions. Any repermitting of Lincolnway Energy's ethanol plant could increase Lincolnway Energy's ongoing compliance and operations costs.

Lincolnway Energy completed the installation of various equipment in July 2007 to attempt to address the exceedences of iron and total suspended solid limits in Lincolnway Energy's NPDES wastewater discharge permit. The tests since the installation of the equipment have shown significant improvements in both the iron and total suspended solid limits in Lincolnway Energy's wastewater, and Lincolnway Energy is hopeful that with additional training in the use and maintenance of such equipment, Lincolnway Energy will be able to stay within the limits of its NPDES wastewater discharge permit.

Water Conservation

Lincolnway Energy is currently working with technology providers to attempt to find a system that will reduce plant water consumption. The technologies vary greatly in cost, and the mineral content of Lincolnway Energy's water supply creates some challenges. Lincolnway Energy is hopeful, however, that it will be able to identify a cost effective solution.

Financial Summary and Analysis of Fiscal Year Ended September 30, 2007

Lincolnway Energy's net income for the fiscal year ended September 30, 2007 was approximately $20 million, consisting of $21.6 million of operating income, $0.5 million of other income (consisting of grants and interest income), and offset by $2.2 million of interest expense.

Revenues for the fiscal year ended September 30, 2007 were approximately $118.8 million, consisting of $103.0 million of ethanol sales (87%) and $15.8 million in distiller's grain sales (13%). Lincolnway Energy sold approximately 50.1 million gallons of ethanol at an average price of $2.05 per gallon, 140,000 tons of dried distillers grain at an average price of $110.00 per ton and 16,506 tons of wet distillers grain at an average price of $24.00 per ton during the fiscal year ended September 30, 2007. The increase in revenues for the fiscal year ended September 30, 2007 resulted from a full year of operations compared to the prior year that only had four months of production. In April 2007, Lincolnway Energy started entering into derivative contracts to hedge its exposure to price risk as it relates to ethanol sales, and the revenues for the fiscal year ended September 30, 2007 included an unrealized gain of $514,464. While Lincolnway Energy anticipates continued strong demand for ethanol, Lincolnway Energy is uncertain as to the sustainability of current ethanol prices given the increasing ethanol supply as new plants begin production and existing plants continue to expand.

Lincolnway Energy's cost of goods sold for the fiscal year ended September 30, 2007 totaled approximately $94.2 million. Cost of goods sold major components are: corn costs, energy costs, ingredient costs, production labor, repairs and maintenance, process depreciation, ethanol and distillers grain freight expense and marketing fees. Cost of goods sold also includes a combined unrealized and realized net gain of $2,702,925 from derivative instruments, and which is recognized in corn costs.

Corn costs for the fiscal year ended September 30, 2007 totaled approximately $59.7 million. Approximately 17.5 million bushels of corn was ground during the fiscal year at an average cost of $3.42 per bushel. Corn costs, including the combined unrealized and realized net gain from derivative instruments, represented 61% of cost of goods sold for the fiscal year ended September 30, 2007. Lincolnway Energy recognizes the gains and losses that result from the changes in value of Lincolnway Energy's derivative instruments in corn costs as the changes occur. As corn prices fluctuate, the value of Lincolnway Energy's derivative instruments are impacted, which affects Lincolnway Energy's financial performance. Lincolnway Energy anticipates continued volatility in Lincolnway Energy's corn costs due to the timing of the change in value of the derivative instruments relative to the cost and use of the corn being hedged.

Energy costs for the fiscal year ended September 30, 2007 totaled approximately $6.7 million, or 8% of cost of goods sold. Energy costs consist of coal costs and electricity and propane costs. For the fiscal year ended September 30, 2007, Lincolnway Energy purchased approximately 92,000 tons of coal at an approximate total cost of $4.3 million. Electricity and propane costs amounted to approximately $2.4 million.

Ingredient costs for the fiscal year ended September 30, 2007 totaled approximately $6.0 million, or 6% of cost of goods sold. Ingredient costs consist of denaturant and process chemicals.

Production labor, repairs and maintenance and other plant costs totaled approximately $4.7 million, or 5% of cost of goods sold, for the fiscal year ended September 30, 2007.

Depreciation totaled approximately $7.3 million, or 8% of cost of goods sold, for the fiscal year ended September 30, 2007.

Ethanol and distiller's grain freight expense and marketing fees totaled approximately $11.8 million, or 12% of cost of goods sold, during the fiscal year ended September 30, 2007.

Financial Summary and Analysis of Fourth Quarter 2007

The fourth quarter of 2007 is the first full quarter where there is comparable data available for 2006, and the following paragraphs compare those two quarterly periods.

As of September 30, 2007, Lincolnway Energy had the following assets: cash and cash equivalents of $7,856,908, current assets of $16,304,928 and total assets of $88,820,957. As of September 30, 2007, Lincolnway Energy had current liabilities of $4,108,620 and long-term debt of $24,743,372. Members' equity was $59,968,965 as of September 30, 2007, consisting of retained earnings of $20,978,860 and members' contributions, net of cost of raising capital, of $38,990,105.

Current assets increased by $ 1,940,310 from September 30, 2006 to September 30, 2007 due to an increase in cash balances and inventories offset by a decrease in trade accounts receivable and derivative instruments. Current liabilities decreased by $3,707,662 from September 30, 2006 to September 30, 2007 due to a decrease in current maturities of long-term debt. Long-term debt decreased by $4,805,334 from September 30, 2006 to September 30, 2007. The decrease in liabilities resulted from paying down debt on Lincolnway Energy's construction term loan.

Lincolnway Energy's net income totaled approximately $1.7 million during the fourth quarter of fiscal year 2007, which was a decrease from net income of approximately $13.4 million in the fourth quarter of fiscal year 2006. This decrease is due to a combination of a decrease in ethanol price and an increase in corn costs from the fourth quarter of fiscal year 2007 to the fourth quarter of fiscal year 2006.

Revenues from operations for the fourth quarter of fiscal year 2007 totaled approximately $29.0 million, down from approximately $34.0 million in the fourth quarter of fiscal year 2006. Net gallons of denatured ethanol sold totaled approximately 12,700,000 in the fourth quarter of fiscal year 2007, compared to 13,400,000 gallons in the fourth quarter of fiscal year 2006. The approximate 700,000 gallon difference between quarters is due to ethanol unit trains being loaded, but not yet released to the common carrier at the end of the fourth quarter of fiscal year 2007, which resulted in higher finished goods inventory because revenue is not recognized until the unit trains are released to the common carrier. Lincolnway Energy experienced a 13% decrease in ethanol prices in the fourth quarter of fiscal year 2007, when compared to the fourth quarter of fiscal year 2006. While Lincolnway Energy anticipates continued strong demand for ethanol, Lincolnway Energy is uncertain as to the sustainability of current ethanol prices given the increasing ethanol supply as new plants begin production and existing plants continued to expand.

Lincolnway Energy sold approximately 41,000 tons of distiller's grains in the fourth quarter of fiscal year 2007, compared to 38,000 tons in the fourth quarter of fiscal year 2006. Lincolnway Energy experienced an 18% increase in distillers grain prices for the fourth quarter of fiscal year 2007 compared to the fourth quarter of fiscal year 2006.

Lincolnway Energy's cost of goods sold for the fourth quarter of fiscal year 2007 totaled approximately $26.5 million, which was an increase from approximately $19.2 million in the fourth quarter of fiscal year 2006. The increase is due to an approximate 130% increase in corn costs and an approximate 38% reduction of denaturant usage. Denaturant usage has decreased due to the escalating price increase in unleaded gas compared to ethanol.

General and administrative expenses for the fourth quarter of fiscal year 2007 totaled approximately $.620 million, compared to $.670 million in the fourth quarter of fiscal year 2006. The net decrease of $.05 million is due to a reduction of professional fees, marketing fees and administrative labor costs for the fourth quarter of fiscal year 2007.

Other income and expense for the fourth quarter of fiscal year 2007 totaled approximately $.41 million net expense, compared to $.89 million net expense in the fourth quarter of fiscal year 2006. The decrease in net expense is due to a decrease in interest expense for the fourth quarter of fiscal year 2007. Long-term debt and interest rates decreased for the fourth quarter of fiscal year 2007 compared to the fourth quarter of fiscal year 2006.

Financial Summary and Analysis of Fiscal Year Ended September 30, 2006

Lincolnway Energy started ethanol production operations on May 22, 2006. Accordingly, the income, production and sales data for the year ended September 30, 2006 do not reflect a full year of operations.

Lincolnway Energy's net income for the fiscal year ended September 30, 2006 was approximately $15.9 million, consisting of $16.9 million of operating income, $0.3 million of other income (consisting of grants and interest income), and offset by $1.3 million of interest expense.

Revenues for the fiscal year ended September 30, 2006 were approximately $44.9 million, consisting of $40.5 million of ethanol (90%) and $4.4 million of sales in dried distillers grain (10%). Lincolnway Energy sold approximately 17.4 million gallons of ethanol at an average price of $2.33 per gallon and 44,000 tons of dried distillers grain at an average price of $100.00 per ton for the fiscal year ended September 30, 2006. Increase in revenues for the fiscal year ended September 30, 2006 resulted from the start up of operations on May 22, 2006. While Lincolnway Energy anticipates continued strong demand for ethanol, Lincolnway Energy is uncertain as to the sustainability of current ethanol prices given the increasing ethanol supply as new plants begin production and existing plants continue to expand.

Lincolnway Energy's cost of goods sold for the fiscal year ended September 30, 2006 totaled approximately $25.9 million. Cost of goods sold major components are: corn costs, energy costs, ingredient costs, production labor, repairs and maintenance, process depreciation, ethanol and distillers grain freight expense and marketing fees. Also included in cost of goods sold, which is recognized in corn costs, is a combined unrealized and realized net gain of $515,300 from derivative instruments.

Corn costs for the fiscal year ended September 30, 2006 totaled approximately $12.8 million. Approximately 6.9 million bushels of corn were purchased for the 2006 fiscal year at an average cost of $1.86 per bushel. Corn costs represented 50% of cost of goods sold for the fiscal year ended September 30, 2006. Lincolnway Energy recognizes the gains and losses that result from the changes in value of Lincolnway Energy's derivative instruments in corn costs as the changes occur. As corn prices fluctuate, the value of Lincolnway Energy's derivative instruments are impacted, which affects Lincolnway Energy financial performance. Lincolnway Energy anticipates continued volatility in Lincolnway Energy's corn costs due to the timing of the change in value of the derivative instruments relative to the cost and use of the corn being hedged.

Energy costs for the fiscal year ended September 30, 2006 totaled approximately $3.1 million, or 12% of cost of goods sold. Energy costs consist of coal costs, electricity and propane. For the fiscal year ended September 30, 2006, Lincolnway Energy purchased approximately 33,000 tons of coal at an approximate total cost of $1.7 million. Electricity and propane costs amounted to approximately $1.4 million.

Ingredient costs for the fiscal year ended September 30, 2006 totaled approximately $2.4 million, or 9% of cost of goods sold. Ingredient costs consist of denaturant and process chemicals.

Production labor, repairs and maintenance and other plant costs totaled approximately $1.8 million, or 7% of cost of goods sold, for the fiscal year ended September 30, 2006.

Depreciation totaled approximately $2.3 million, or 8% of cost of goods sold, for the fiscal year ended September 30, 2006.

Ethanol and distillers grain freight expense and marketing fees totaled approximately $3.5 million, or 14% of cost of goods sold, during the fiscal year ended September 30, 2006.

Critical Accounting Estimates and Accounting Policies

Lincolnway Energy's financial statements are prepared in conformity with accounting principles generally accepted in the United States of America and follow general practices within the industries in which Lincolnway Energy operates. This preparation requires management to make estimates, assumptions, and judgments that affect the amounts reported in the financial statements and accompanying notes. These estimates, assumptions and judgments are based on information available as of the date of the financial statements; accordingly, as this information changes, actual results could differ from the estimates, assumptions, and judgments reflected in the financial statements. Certain policies inherently have a greater reliance on the use of estimates, assumptions, and judgments and, as such, have a greater possibility of producing results that could be materially different than originally reported. Management believes the following policies are both important to the portrayal of Lincolnway Energy's financial condition and results of operations and require subjective or complex judgments; therefore, management considers the following to be critical accounting policies.

Derivative Instruments

Lincolnway Energy enters into derivative contracts to hedge its exposure to price risk related to forecasted corn needs, forward corn purchase contracts and ethanol sales. Lincolnway Energy does not typically enter into derivative instruments other than for hedging purposes. All the derivative contracts are recognized on the September 30, 2007 and 2006 balance sheets at their fair market value. Although Lincolnway Energy believes Lincolnway Energy's derivative positions are economic hedges, none has been designated as a hedge for accounting purposes. Accordingly, any realized or unrealized gain or loss related to these derivative instruments is recorded in the statement of operations as a component of cost of goods sold in the case of corn contracts, and as a component of revenue in the case of ethanol sales.

During the fiscal years ended September 30, 2007 and 2006, Lincolnway Energy had combined realized and unrealized net gain for corn derivative instruments of $2,702,925 and $515,300, respectively. Unrealized (losses) and gains of $(117,475) and $1,313,212 are included in derivative financial instruments on the balance sheet as of September 30, 2007 and 2006, respectively. During the fiscal year ended September 30, 2007, Lincolnway Energy had recorded an unrealized gain for ethanol sales derivative instruments of $514,464. There was no realized or unrealized gain or loss for ethanol sales during the fiscal year ended September 30, 2006. Unrealized gains and losses on forward contracts, in which delivery has not occurred, are deemed "normal purchases and normal sales" under FASB Statement No. 133, as amended, and therefore are not marked to market in Lincolnway Energy's financial statements. As of September 30, 2007, Lincolnway Energy had outstanding commitments for approximately 516,000 bushels of corn amounting to approximately $1.750 million under a forward cash contract and approximately 2,565,000 bushels of corn under several basis contracts in which the related commodity will be delivered through July 2008.

Liquidity and Capital Resources

For the fiscal year ended September 30, 2007, cash provided by operating activities was $30.3 million, compared to cash provided by operating activities of $11.4 million for the fiscal year ended September 30, 2006. The increase is due to there having been a full year of operations in fiscal year 2007, as compared to only four months of operations in fiscal year 2006, which increased net income and depreciation.

Cash flows used in investing activities reflect the impact of property and equipment acquired for the ethanol plant. Net cash used in investing activities decreased by $45.5 million for the fiscal year ended September 30, 2007, when compared to the fiscal year ended September 30, 2006. The decrease is due to plant construction having been completed during fiscal year 2006.

Cash flows from financing activities include transactions and events whereby cash is obtained or paid back to or from depositors, creditors or investors. Net cash provided by financing activities decreased by $58.5 million for the fiscal year ended September 30, 2007, when compared to the fiscal year ended September 30, 2006. The net decrease is primarily due to decreased borrowings for the plant construction of $47.3 million, payment of member distributions of $14.8 million and a change in membership units of $1.6 million. The decrease was offset by the reduction in debt payments of $(5.2) million.

Lincolnway Energy expects to have available cash to meet Lincolnway Energy's currently anticipated liquidity needs for the 2008 fiscal year.

Lincolnway Energy has a construction and term loan with Co-Bank. The interest rate under the term loan is a variable interest rate based on the prime rate less .05%. The loan requires 30 principal payments of $1,250,000 per quarter. The quarterly payments commenced in December 2006 and will continue through March 2014, with the final installment due in May 2014. The loan requires the maintenance of certain financial and nonfinancial covenants. The borrowings under the loan are collateralized by substantially all of Lincolnway Energy's assets. The loan also includes certain prepayment penalties, but as of September 30, 2007, Lincolnway Energy had been allowed to make prepayments of $16,250,000 without any penalty. As of September 30, 2007, the balance remaining on Lincolnway Energy's construction loan was $22,750,000.

Lincolnway Energy also has a $10,000,000 construction/revolving term credit facility with Co-Bank. The interest rate under the credit facility agreement is a variable interest rate based on the prime rate less .05%. Borrowings are subject to borrowing base restrictions as defined in the agreement. The credit facility requires the maintenance of certain financial and nonfinancial covenants. The borrowings under the agreement are collateralized by substantially all of Lincolnway Energy's assets. The construction/revolving term credit facility has a commitment fee on the average daily unused portion of the commitment at a rate of ½ of 1% per annum, payable monthly. The agreement also includes certain prepayment penalties. There was no balance remaining on the facility as of September 30, 2007.

Lincolnway Energy executed a mortgage in favor of Co-Bank creating a first lien on substantially all of its assets, including the real estate and ethanol plant and all personal property located on its property for the loan and credit agreements discussed above.

Lincolnway Energy also has subordinated debt financing which includes a subordinated note of $1,250,000 payable to Fagen, Inc., with an interest rate of 4%, and a $1,216,781 note payable to Fagen, Inc., with an interest rate of 5%. Principal is due in full under both of those notes at maturity on May 22, 2021 and November 17, 2014, respectively.

Lincolnway Energy also entered into a $500,000 loan agreement with the Iowa Department of Transportation in February 2005. Under the agreement, the loan proceeds were disbursed upon submission of paid invoices and interest at 2.11% per annum began to accrue on January 1, 2007. Payments began on July 1, 2007. Lincolnway Energy also has a $300,000 loan agreement and a $100,000 forgivable loan agreement with the Iowa Department of Economic Development. The $300,000 loan does not impose any interest, and the $100,000 loan is forgivable upon the completion of Lincolnway Energy's ethanol plant and the production of at least 50 million gallons of ethanol before the project completion date of October 31, 2008. As of December 15, 2007, Lincolnway Energy had made payments totaling $32,500 on the Iowa Department of Economic Development $300,000 loan agreement and $22,563 on the Iowa Department of Transportation agreement.

Lincolnway Energy entered into an agreement with an unrelated entity on March 3, 2006 to lease railcars. The 5 year term of the agreement will end in March 2011. The agreement required a $351,000 letter of credit facility as partial security for Lincolnway Energy's obligations under the agreement. The letter of credit facility was initially funded through a $4,000,000 revolving credit agreement with Co-Bank. On April 11, 2007, the $4,000,000 revolving credit agreement was reduced to $351,000, the amount of the above mentioned letter of credit. The $351,000 revolving credit agreement was cancelled on July 3, 2007, however, because an amendment was made to the railcar lease agreement on June 19, 2007, that allowed Lincolnway Energy to purchase a certificate of deposit for $351,000 in lieu of the letter of credit. The deposit will mature on June 20, 2008 and will be automatically renewed. Interest is paid to Lincolnway Energy on the certificate of deposit on a quarterly basis.

In addition to long-term debt obligations, Lincolnway Energy has certain other contractual cash obligations and commitments. The following tables provide information regarding Lincolnway Energy's consolidated contractual obligations and commitments as of September 30, 2007:

			Payment Due By Period		
Contractual Obligations	**Total**	**Less than One Year**	**Two to Three Years**	**Four to Five Years**	**More than Five Years**
Long-Term Debt Obligations	$ 26,066,718	$ 1,323,346	$ 10,154,643	$ 10,131,219	$ 4,457,510
Interest Obligation of Long-Term Debt	6,707,915	1,809,035	2,868,112	1,324,037	706,731
Operating Lease Obligations	2,469,494	738,168	1,435,954	295,372	-
Purchase Obligations					
Coal Supplier Commitment	21,468,000	4,101,600	8,443,200	8,923,200	-
Corn Supplier Commitment	1,750,000	1,750,000	-	-	-
Anhydrous Ammonia Commitment	89,099	89,099	-	-	-
Denaturant Commitment	704,410	704,410	-	-	-
Total	$ 59,255,636	$ 10,515,658	$ 22,901,909	$ 20,673,828	$ 5,164,241

Off-balance Sheet Arrangements

Lincolnway Energy has the following contractual commitments that could have a current or future effect on Lincolnway Energy's financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Lincolnway Energy has an agreement with the Heart of Iowa Cooperative (HOIC), a member of Lincolnway Energy, pursuant to which HOIC may be required to provide 100% of Lincolnway Energy's requirements of corn for use in the operation of the ethanol plant. The agreement became effective when Lincolnway Energy began accepting corn for use at the ethanol plant in May 2006 and may continue for a period of 20 years. Lincolnway Energy paid HOIC a handling fee of $.075 per bushel of corn until July 2007, when the handling fee was reduced to $.0675 per bushel. The handling fee was reduced because Lincolnway Energy purchased its own locomotive and would no longer be using HOIC's locomotive as otherwise permitted under the agreement. If Lincolnway Energy chooses to buy corn that is not elevated by HOIC, and is outside a 60-mile radius of Nevada, Iowa, Lincolnway Energy will be required to pay HOIC $.03 per bushel of corn. The agreement may be terminated by Lincolnway Energy or HOIC before the end of the term by providing six months' notice of termination and paying the other party $2,000,000, reduced by $50,000 for each completed year of the agreement. The amount is payable over four years with interest at the prime rate on the date of termination.

Lincolnway Energy purchased corn from HOIC under the agreement totaling $59,189,376 and $14,878,595 for the fiscal years ended September 30, 2007 and 2006, respectively. As of September 30, 2007, Lincolnway Energy had one corn cash contract with HOIC with a commitment of approximately $1,750,000 and also several basis contracts representing approximately 2,565,000 bushels of corn. The contracts mature on various dates through July 2008. Lincolnway Energy also made some miscellaneous purchases from HOIC (storage fees, fuel, propane and locomotive costs) amounting to $375,213 and $245,662 for the fiscal years ended September 30, 2007 and 2006, respectively. As of September 30, 2007 and 2006, the amount due to HOIC was $89,812 and $127,683, respectively.

Lincolnway Energy purchases anhydrous ammonia from Prairie Land Cooperative, a member of Lincolnway Energy. The total purchases for the fiscal years ended September 30, 2007 and 2006 were $552,677 and $129,601, respectively. As of September 30, 2007 and 2006, the amount due to Prairie Land Cooperative was $78,401 and $35,356, respectively. As of September 30, 2007, Lincolnway Energy had a purchase commitment with Prairie Land Cooperative of $89,099.

Lincolnway Energy has an agreement with an unrelated party to provide the coal supply for the ethanol plant. The agreement was amended in various ways pursuant to an amendment that was entered into on October 1, 2007. The agreement allows Lincolnway Energy to purchase up to 220,000 tons of coal per year at a per ton price equal to the sum of the coal price and the transportation price, as those terms are defined in the agreement. The coal price and the transportation price are subject to adjustment in various circumstances and based on various factors. For example, the transportation price is subject to quarterly adjustment, upward or downward (but never below the initial transportation price stated in the agreement), by 100% of the quarterly percentage change in the All Inclusive Index--Less Fuel, and to a monthly adjustment, upward but not downward, through the addition of a fuel surcharge determined by the amount by which the average Retail On Highway Diesel Fuel Price of the U.S. exceeds a specified amount per gallon. The transportation price will also be increased on the scheduled adjustment dates set out in the agreement. The coal price adjustments are based upon, in general, any increased costs as a result of any changes in laws, changes in inflation as determined by designated indices, and the quality of the coal. Lincolnway Energy is required to pay a penalty of $16.00 per ton if Lincolnway Energy fails to purchase a minimum of 80,000 tons of coal in any calendar year. The $16.00 per ton penalty amount is subject to adjustment as provided in the agreement. The agreement will expire by its terms on January 1, 2013. For the fiscal years ended September 30, 2007 and 2006, Lincolnway Energy purchased $4,257,613 and $1,752,646, respectively, of coal under the agreement.

Lincolnway Energy has a variable contract with a supplier of denaturant. The variable contract is for a minimum purchase of 352,205 gallons of denaturant at the national gasoline daily average plus $.27/usg. The term of the contract was from October 1, 2007 through December 31, 2007. The total purchase commitment at September 30, 2007 was $704,410. For the fiscal years ended September 30, 2007 and 2006, Lincolnway Energy purchased $3,162,301 and $1,720,321, respectively, of denaturant.

Employees

As of January 18, 2008, Lincolnway had 45 employees in the following general positions:

Position	# Employed
President and Chief Executive Officer	1
Chief Financial Officer	1
Plant Manager	1
Merchandising/Logistics Manager	1
Controller	1
Lab Supervisor	1
Production Manager	1
Maintenance Manager	1
Logistics Supervisor	1
Admin/Clerical	6
Shift Supervisors	4
Maint/Instrument Technicians	8
Lab Technicians	1
Plant Operators	17
Total	**45**

SUPPLEMENTARY FINANCIAL INFORMATION

QUARTERLY FINANCIAL DATA (UNAUDITED)

QUARTER					
Year Ended September 30, 2007	First	Second	Third	Fourth	Year
Revenues	$ 28,068,165	$28,873,501	$32,674,730	$29,167,144	$118,783,540
Gross Profit	$ 16,062,932	$ 2,485,582	$ 3,318,854	$ 2,682,716	$ 24,550,084
Net Income(Loss)	$ 14,855,924	$ 1,309,402	$ 2,135,114	$ 1,654,926	$ 19,955,366
Net Income(Loss) per unit-basic & diluted	$ 346.62	$ 30.55	$ 50.74	$ 39.36	$ 469.33
Year Ended September 30, 2006	First	Second	Third	Fourth	Year
Revenues	$ -	$ -	$10,910,199	$33,973,258	$44,883,457
Gross Profit	$ -	$ -	$ 4,177,115	$14,820,198	$18,997,313
Net Income(Loss)	$ (381,026)	$ (309,142)	$ 3,195,499	$13,402,390	$15,907,721
Net Income(Loss) per unit-basic & diluted	$ (9.06)	$ (7.35)	$ 75.71	$ 312.71	$376.13
Year Ended September 30, 2005	First	Second	Third	Fourth	Year
Revenues	$ -	$ -	$ -	$ -	$ -
Gross Profit	$ -	$ -	$ -	$ -	$ -
Net Income(Loss)	$ 40,644	$ 105,528	$ (5,251)	$ 57,280	$ 198,201
Net Income(Loss) per unit-basic & diluted	$ 6.95	$ 2.51	$ (.12)	$ 1.75	6.04

SELECTED FINANCIAL DATA

The following information is summary selected financial data for Lincolnway Energy for the fiscal years ended September 30, 2007, 2006 and 2005 and Period from May 19, 2004 (date of inception) to September 30, 2004, with respect to the statements of operations data, and as of September 30, 2007, 2006 and 2005 with respect to the balance sheet data. The data is qualified by, and must be read in conjunction with, the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section of this annual report, and with the financial statements found at the end of this annual report.

Statements of Operations Data:	**2007**	**2006**	**2005**	**2004**
Revenues	$118,783,540	$44,883,457	$ -	$ -
Cost of goods sold	94,233,456	25,886,144	-	
Gross profit	24,550,084	18,997,313	-	-
General and administrative expense	2,903,436	2,082,597	427,478	247,506
Operating income (loss)	21,646,648	16,914,716	(427,478)	(247,506)
Interest expense	(2,228,179)	(1,281,287)	-	-
Other income- interest and grant	536,897	274,292	625,679	3,728
Net income (loss)	$ 19,955,366	$ 15,907,721	$198,201	$(243,778)
Weighted average units outstanding	42,519	42,293	32,816	1,636
Net income (loss) per unit –basic diluted	$ 469.33	$ 376.13	$6.04	$(149.01)
Cash distributions per unit	$350.00	$ -	$ -	$ -

Balance Sheet Data:	**2007**	**2006**	**2005**
Working Capital	$12,196,308	$ 6,548,336	$4,212,119
Net Property Plant & Equipment	71,617,762	78,170,697	35,125,192
Total Assets	88,820,957	93,027,237	43,084,240
Long-Term Obligations	24,743,372	29,548,706	1,100,000
Members' Equity	59,968,965	55,662,249	38,640,778
Book Value per Member Unit	1,426	1,299	919

Lincolnway Energy was organized on May 19, 2004, and its ethanol plant became operational during May 2006. There was no comparative balance sheet data for 2004.

Lincolnway Energy is currently subject to enforcement proceedings by the Iowa Attorney General and the Iowa Environmental Protection Commission regarding certain alleged environmental law violations. Lincolnway Energy cannot predict at this time the outcome of those proceedings, but they could have material adverse effects on Lincolnway Energy's business and financial condition.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

In addition to risks inherent in Lincolnway Energy's operation, Lincolnway Energy is exposed to various market risks. The primary market risks arise as a result of possible changes in interest rates and certain commodity prices.

Interest Rate Risk

Lincolnway Energy has various outstanding loan agreements and promissory notes which expose Lincolnway Energy to market risk related to changes in the interest rate imposed under those loan agreements and promissory notes.

Lincolnway Energy has loan agreements and/or promissory notes with the following entities, and with the principal balance and interest rates indicated:

Lender	Principal Balance as of September 30, 2007	Interest Rate
Co-Bank	$22,750,000	7.7%
IA Department Economic Development	372,500	0.0%
IA Department of Transportation	477,437	2.11%
Fagen, Inc.	1,216,781	5.0%
Fagen, Inc.	1,250,000	4.0%
	$26,066,718	

The interest rate under all of the loan agreements and promissory notes, other than with CoBank, are fixed at the interest rates specified above. The interest rates under all of the CoBank loan agreements are at prime, less .05%, and were at 7.7% per annum as of September 30, 2007.

A hypothetical increase of 1% in the interest rates under the CoBank loan agreements would result in additional interest expense of approximately $227,500 during the fiscal year ending September 30, 2008.

Commodity Price Risk

Lincolnway Energy is also exposed to market risk with respect to the price of ethanol, Lincolnway Energy's principal product, and the price and availability of corn, the principal commodity used by Lincolnway Energy to produce ethanol. The other primary product of Lincolnway Energy is distillers grains, and Lincolnway Energy is also subject to market risk with respect to the price for distillers grains.

In general, rising ethanol and distillers grains prices result in higher profit margins, and therefore represent favorable market conditions. Ethanol and distillers grains prices are, however, influenced by various factors beyond the control of Lincolnway Energy's management, including the supply and demand for gasoline, the availability of substitutes and the effect of laws and regulations.

In general, rising corn prices result in lower profit margins and, accordingly, represent unfavorable market conditions. Lincolnway Energy will generally not be able to pass along increased corn costs to its ethanol customers. The availability and price of corn is subject to wide fluctuations due to various unpredictable factors which are beyond the control of Lincolnway Energy's management, including weather conditions, farmer planting decisions, governmental policies with respect to agriculture and local, regional, national and international trade, demand and supply. For example, if corn costs were to increase $.10 cents from one year to the next, the impact on cost of goods sold would be approximately $1.87 million for the year. Lincolnway Energy's average corn costs for the fiscal years ended September 30, 2007 and September 30, 2006 was approximately $3.42 per bushel and $2.12 per bushel, respectively.

Over the five year period from September 30, 2001 through September 30, 2006, corn prices (based on the Chicago Board of Trade daily futures data) ranged from a low of $1.86 per bushel in November 2005 to a high of $3.35 per bushel in April 2004, with prices averaging $2.30 per bushel over that five year period. During the fiscal year ended September 30, 2007, corn prices (based on the Chicago Board of Trade daily futures data) ranged from a low of $3.085 per bushel in July to a high of $4.37 per bushel in February. On January 4, 2008, the Chicago Board of Trade price per bushel of March 2008 corn was $4.6675.

Although Lincolnway Energy believes that its futures and option positions accomplish an economic hedge against Lincolnway Energy's future purchases of corn or futures sales of ethanol, Lincolnway Energy has chosen not to use hedge accounting for those positions, which would match the gain or loss on the positions to the specific commodity purchase being hedged. Lincolnway Energy is instead using fair value accounting for the positions, which generally means that as the current market price of the positions changes, the realized or unrealized gains and losses are immediately recognized in Lincolnway Energy's costs of goods sold in the statement of operations for corn positions or as a component of revenue in the statement of operations for ethanol positions. The immediate recognition of gains and losses on those positions can cause net income to be volatile from quarter to quarter due to the timing of the change in value of the positions relative to the cost and use of the commodity being hedged. For example, Lincolnway Energy's corn position gain (realized and unrealized) that was included in its earnings for the fiscal year ended September 30, 2006 was $515,300, as opposed to $2,702,925 for the fiscal year ended September 30, 2007.

Another important raw material for the production of Lincolnway Energy's ethanol is coal. Lincolnway Energy's cost per ton for coal under its current coal supply agreement is subject to various fixed and periodic adjustments based on factors which are outside of the control of Lincolnway Energy's management, including based upon changes in certain inflation type indices, increases in transportation costs and the quality of the coal. Lincolnway Energy's coal costs will therefore vary, and the variations could be material. Coal costs represented approximately 5% of Lincolnway Energy's total cost of goods sold for the fiscal year ended September 30, 2007.

The extent to which Lincolnway Energy may enter into arrangements with respect to its ethanol or corn during the year may vary substantially from time to time based on a number of factors, including supply and demand factors affecting the needs of customers or suppliers to purchase ethanol or sell Lincolnway Energy raw materials on a fixed basis, Lincolnway Energy's views as to future market trends, seasonable factors and the cost of futures contracts.

DIRECTORS AND EXECUTIVE OFFICERS

The directors and executive officers of Lincolnway Energy as of the date of this annual report were as follows:

Name	Age	Position(s)
William Couser	53	Director and Chairman
Jeff Taylor	41	Director and Vice Chairman
Timothy Fevold	47	Director and Secretary
Terrill Wycoff	65	Director and Treasurer
James Hill	62	Director
Brian Conrad	46	Director
Rick Vaughan	48	Director
Kurt Olson	51	Director
Richard Johnson	72	Director
Richard Brehm	54	President and Chief Executive Officer
Kim Supercynski	45	Chief Financial Officer

William Couser

Mr. Couser has been a director of Lincolnway Energy since Lincolnway Energy was organized in May, 2004. His current term as a director will end at the annual meeting of the members which will be held in 2009. Mr. Couser has been the chairman of Lincolnway Energy since Lincolnway Energy was organized in May, 2004. He also served as the interim president and chief executive officer of Lincolnway Energy from May, 2004 until July 13, 2005. Mr. Couser has been self-employed as a farmer since 1977. His farming operations include row crops and cattle.

Jeff Taylor

Mr. Taylor has been a director of Lincolnway Energy since Lincolnway Energy was organized in May, 2004. His current term as a director will end at the annual meeting of the members which will be held in 2008. Mr. Taylor has also served as the vice president/vice chairman of Lincolnway Energy since Lincolnway Energy was organized in May, 2004. Mr. Taylor has been self-employed as a farmer since 1988, and he owns and operates farms in Story County, Iowa.

Timothy Fevold

Mr. Fevold has been a director of Lincolnway Energy since Lincolnway Energy was organized in May, 2004. His current term as a director will end at the annual meeting of the members which will be held in 2008. Mr. Fevold has also served as the secretary of Lincolnway Energy since May, 2004. Mr. Fevold has been employed by Hertz Farm Management, based in Nevada, Iowa, since 1982, and his responsibilities involve the management of farms. Mr. Fevold has also been licensed as a real estate broker in Iowa since 1987.

Terrill Wycoff

Mr. Wycoff has been a director of Lincolnway Energy since Lincolnway Energy was organized in May, 2004. His current term as a director will end at the annual meeting of the members which will be held in 2009. Mr. Wycoff has also served as the treasurer of Lincolnway Energy since Lincolnway Energy was organized in May, 2004. Mr. Wycoff has been employed by First National Bank, Ames, Iowa for approximately 46 years, and currently serves as the Executive Vice President of First National Bank. He is also a member of the board of directors of First National Bank, in Ames, Iowa.

James Hill

Mr. Hill has been a director of Lincolnway Energy since Lincolnway Energy was organized in May, 2004. His current term as a director will end at the annual meeting of the members which will be held in 2010. Mr. Hill has been self-employed as a farmer since 1972. He has also served as an advisory council member for Farm Credit Services of America since approximately 1994.

Brian Conrad

Brian Conrad has been a director of Lincolnway Energy since Lincolnway Energy was organized in May, 2004. His current term as a director will end at the annual meeting of the members which will be held in 2008. Mr. Conrad has been employed with John Deere Credit since 1988, and has held various positions with John Deere Credit, including credit operations, and sales and marketing. His current position is Business Development Manager for John Deere Wind Energy. Mr. Conrad has an undergraduate degree in economics and business administration and a masters in business administration.

Rick Vaughan

Rick Vaughan has been a director of Lincolnway Energy since Lincolnway Energy was organized in May, 2004. His current term as a director will end at the annual meeting of the members which will be held in 2009. Mr. Vaughan has been the General Manager of Prairie Land Cooperative since February 1995.

Kurt Olson

Kurt Olson has been a director of Lincolnway Energy since July 27, 2007, and his current term as a director will end at the annual meeting of the members which is held in 2010. Mr. Olson managed commercial real estate and central Iowa farmland while serving as an executive director of Litchfield Realty Company from 1987 to 2003. He also served as the president of Litchfield Realty and its subsidiary, AgServ Company. The business of AgServ Company included a grain elevator, an agronomy supplier, a feed manufacturer and a soybean seed processor. Mr. Olson started a company called FarmLand Real Estate and Management, LC in 1995 to market crop insurance and manage farmland, and he purchased the business in 2003.

Richard Johnson

Richard Johnson has been a director of Lincolnway Energy since July 27, 2007, and his current term as a director will end at the annual meeting of the members which will be held in 2010. Mr. Johnson has been a self-employed certified public accountant since 2003. He has served since 2006 as a director of a bank holding company, Ogden Bancshares, and as a director of one of its subsidiaries, Vision Bank of Iowa. He also has served as a director of EMC National Life Insurance Company (EMCNL) since 2003 and has been a director and treasurer of Petroleum Marketers Management Insurance Company (PMMIC) since 2000. Mr. Johnson serves as a member of the audit committee of Ogden Bancshares and is chairman of the audit committees for EMCNL and PMMIC. He also served as the elected auditor of the State of Iowa from 1979 to 2003. Mr. Johnson completed a six year term on December 31, 2006 as a trustee of the Financial Accounting Foundation, the board that oversees and provides board member selection and funding of the national Accounting Standards Boards. Mr. Johnson has served as a member of the Iowa Accountancy Examining Board since January 2003 where he is currently vice chairman and a member of the disciplinary committee. The Accountancy Board licenses and regulates certified public accountants and accounting practitioners in the State of Iowa.

Richard Brehm

Mr. Brehm joined Lincolnway Energy on May 17, 2005 as the General Manager and was appointed president and chief executive officer on July 13, 2005. Mr. Brehm has served in various management positions in agriculture and ethanol production since 1995. Mr. Brehm served as Director of Operations for International Ingredient Corporation, St. Louis, Missouri from September 1995 to January 2002. During that time he was responsible for the construction and operation of a fuel ethanol plant at Cleburne, Texas as well as nine other manufacturing plants. International Ingredient Corporation is a manufacturer of food and feed specialty ingredients for feed, pet food, pharmaceutical and baking companies' world wide.

From June 2002 to December 2003, Mr. Brehm served as a broker- manager with Agri Management Services in Monticello, Iowa. During that time Mr. Brehm obtained a Series III commodity brokers license and worked to provide companies and producers with grain marketing and procurement strategies.

In January 2004, Mr. Brehm became Director of Plant Operations at United Bio Energy, Wichita, Kansas where he served as interim general manager at Platte Valley Fuel Ethanol, Central City, Nebraska between January 2004 and May 2004. Mr. Brehm continued to work on numerous ethanol plant projects throughout the Midwest until United Bio Energy appointed him general manager of Big River Resources, West Burlington, Iowa from October 2004 to March 2005. During April 2005 and May 2005, United Bio Energy assigned Mr. Brehm to develop additional ethanol plants in Kansas and Nebraska.

Kim Supercynski

Ms. Supercynski has served as the chief financial officer of Lincolnway Energy since October 2005. She served as the corporate controller for Garst Seed Company, located in Slater, Iowa, from approximately February 1996 to October 2005. Her responsibilities in that capacity included overseeing the accounting department. Garst Seed Company is an affiliate of Syngenta, Inc., which is a large international company that sells, markets and produces agricultural seed. Ms. Supercynski is a certified public accountant and a certified treasury professional.

Significant Employees

Lincolnway Energy has three employees who Lincolnway Energy expects to make a significant contribution to its business, in addition to Lincolnway Energy's executive officers identified above. Those employees are Larson Dunn, Kristine Strum and David Zimmerman. Lincolnway Energy does not have a written employment agreement with any of those employees.

Larson Dunn. Mr. Dunn has served as the plant manager for Lincolnway Energy since October 17, 2005. He was employed by Archer Daniels Midland at Peoria, Illinois as a mill fermentation superintendent from January, 2003 until October, 2005. He was employed as a plant chemist at Williams Bioethanol in Pekin, Illinois from September, 1998 to January, 2003. Williams

Bioethanol operates a 150,000,000 gallon ethanol plant located in Pekin, Illinois. Mr. Dunn is 52.

Kristine Strum. Ms. Strum has served as the controller for Lincolnway Energy since December 12, 2005. She was employed as a controller by Iowa Newspapers, Inc., in Ames, Iowa, from August, 1989 to December, 2005. Iowa Newspapers, Inc. is a newspaper publishing company. Ms. Strum is 41.

David Zimmerman. Mr. Zimmerman has been Lincolnway Energy's commodities manager since March 5, 2007. He was employed as a commodities analyst by RJ O'Brien and Associates in West Des Moines, Iowa from March, 2004 to March, 2007. RJ O'Brien and Associates is a futures commission merchant. He was employed as a commodities merchant with Agri Grain Marketing/Cargill in West Des Moines, Iowa and Eddyville, Iowa from August, 2002 to March, 2004. Agri Grain Marketing/Cargill is a cash grain brokerage business. Mr. Zimmerman is 35.

Ron Gates served as Lincolnway Energy's commodities manager from August 1, 2005 until March 5, 2007. He assisted with the transition of the commodities manager position to Mr. Zimmerman. Mr. Gates was employed as a grain division manager by Heart of Iowa Cooperative, in Roland, Iowa, from August, 1989 to January, 2005. Mr. Gates is 63.

MARKET FOR UNITS, RELATED MEMBER MATTERS AND LINCOLNWAY ENERGY PURCHASES OF UNITS

Lincolnway Energy is authorized to issue an unlimited number of units, but member approval is required in order to issue more than 45,608 units. Lincolnway Energy had 42,049 outstanding units as of January 18, 2008, which were held of record by 971 different members. The determination of the number of members is based upon the number of record holders of the units as reflected in Lincolnway Energy's internal unit records.

Lincolnway Energy did not issue any units during the fiscal year ended September 30, 2007.

Lincolnway Energy's units are not listed on any exchange, and there is no public trading market for Lincolnway Energy's units. An investment in Lincolnway Energy's units is not a liquid investment because the amended and restated operating agreement of Lincolnway Energy establishes various conditions on the issuance of additional units and various restrictions on the sale, assignment or other transfer of units.

The amended and restated operating agreement of Lincolnway Energy provides that Lincolnway Energy may not issue any units for a consideration or value of less than $500 per unit, issue more than an aggregate of 45,608 units, or issue any units to any director or officer of Lincolnway Energy in their capacity as such, without the vote of the members holding at least a majority of the outstanding units represented at a meeting at which a quorum of the members is present. The members holding at least 25% of the outstanding units constitutes a quorum at any meeting of the members.

The amended and restated operating agreement of Lincolnway Energy also provides that no member shall, directly or indirectly, own, hold or control more than 49% of the outstanding units at any time, unless the member exceeds that percentage by reason of Lincolnway Energy purchasing units. The amended and restated operating agreement provides that for this purpose a member will be deemed to indirectly own, hold and control all units which are owned by the member's spouse or any of the member's parents or minor children and by any entity of which any one or more of the member or any of those relatives owns at least 10% of the outstanding voting equity of the entity.

The amended and restated operating agreement of Lincolnway Energy also establishes restrictions on the sale, assignment or other transfer of units.

The amended and restated operating agreement provides that a member may not sell, transfer, assign or otherwise dispose of or convey any units, whether voluntarily or involuntarily, or grant a security interest in any units, except with the prior approval of the directors of Lincolnway Energy and in compliance and accordance with the policies and procedures as may be adopted from time to time by the directors. The directors are authorized to adopt and implement those policies and procedures for any reasonable purpose, as determined by the directors. A reasonable purpose includes prohibiting, restricting, limiting, delaying or placing conditions on any assignment which, alone or together with any other past or contemplated assignments, would or might reasonably be determined to:

- Violate or cause Lincolnway Energy to violate or to otherwise be in noncompliance with any law, rule, regulation or order, including any securities law, rule, regulation or order;

- Cause Lincolnway Energy to be taxed as a corporation for tax purposes, including by reason of Section 7704 of the Internal Revenue Code of 1986;

- Result in the termination of Lincolnway Energy or Lincolnway Energy's tax year for tax purposes, including under Section 708 of the Internal Revenue Code of 1986, or cause the application to Lincolnway Energy of Sections 168(g)(1)(B) or 168(h) of the Internal Revenue Code of 1986 or similar or analogous rules;

- Violate any term or condition of the amended and restated operating agreement, including the 49% ownership limitation noted above;

- Violate or cause Lincolnway Energy to violate or to otherwise be in noncompliance with any law, rule, regulation or order applicable to Lincolnway Energy's selection or use of its then current fiscal year, including Section 444 of the Internal Revenue Code of 1986;

- Require Lincolnway Energy to become licensed, registered or regulated as an investment company, a broker-dealer or any other form of regulated entity under any law, rule, regulation or order; or

- Create or result in any fractional units.

The policies and procedures adopted by the directors regarding the assignment of units are referred to as the unit assignment policy, Lincolnway Energy's current unit assignment policy mirrors the terms of the amended and restated operating agreement and provides that all assignments require the prior approval of the directors, and that the directors may prohibit, restrict, limit, delay or place conditions on any assignment which might have any of the effects described in the preceding subparagraphs. Several of those potential effects could be applicable to Lincolnway Energy at any given time.

One example that will be applicable to Lincolnway Energy on an ongoing basis arises from the fact that Lincolnway Energy is taxable as a partnership for income tax purposes. There are various statutes and regulations that Lincolnway Energy must comply with in order to maintain that tax classification. One applicable statute and related regulation is Section 7704 of the Internal Revenue Code of 1986 and the Section 1.7704-1 of the Treasury Regulations. Section 7704 provides, in general, that a partnership which becomes a publicly traded partnership under Section 7704 will be taxed as a corporation. Section 7704 provides that a publicly traded partnership is a partnership whose interests either are traded on an established securities market or are readily tradable on a secondary market or the substantial equivalent. Section 1.7704-1 sets forth some rules for making a determination of whether a partnership is readily tradable on a secondary market or the substantial equivalent for that purpose, and establishes some specified processes and procedures as "safe harbors" under the publicly traded partnership rules. The safe harbors include a limited matching service and a limited repurchase option.

The general rule under the publicly traded partnership rules is that no more than 2% of a partnership's outstanding units may be transferred during any taxable year, unless the partnership has established one of the safe harbors that are available under the publicly traded partnership rules. As noted above, the safe harbors include a limited matching service and a limited repurchase option. If one or both of those processes have been established, a partnership may permit the transfer of up to an aggregate of 10% of the partnership's outstanding units during any taxable year, so long as no more than 2% of the transfers occur outside of the matching service or the repurchase option and all of the other transfers are made in accordance with the terms of the matching service or the repurchase option.

Lincolnway Energy has established a qualified matching service on Lincolnway Energy's website, and the amended and restated operating agreement of Lincolnway Energy includes a repurchase provision which complies with the safe harbor for a repurchase option under the publicly traded partnership rules. There are numerous conditions and requirements in both the qualified matching service and the repurchase option, so neither provides any significant liquidity to units. Also, Lincolnway Energy has no obligation to purchase any units under the repurchase provisions in the amended and restated operating agreement.

Lincolnway Energy has not made any repurchases of its units pursuant to the repurchase provisions set forth in the amended and restated operating agreement.

There have been some sales of units pursuant to Lincolnway Energy's qualified matching service. The purchase price and other terms of any transactions pursuant to Lincolnway Energy's qualified matching service are, however, negotiated and established solely by the seller and the buyer. Lincolnway Energy does not endorse or recommend any sale of units and is not responsible for the fairness of the purchase price paid in any transactions made pursuant to the qualified matching service, or for the payment or other terms of any transaction. Lincolnway Energy therefore does not represent or guarantee in any way that any of the prices paid pursuant to the qualified matching service are fair or accurately reflect the value of Lincolnway Energy's units, and Lincolnway Energy does not endorse or recommend any sales of units at any of the prices listed by a member in the qualified matching service or on the same or similar terms.

The publicly traded partnership rules exclude some types of transfers from the 2% and 10% limitation. As an example, a gift of units by a member to certain family members of the member is not counted towards the 2% and 10% limitations.

Another example of a transfer limitation that currently will be applicable to Lincolnway Energy on an ongoing basis arises from the fact that Lincolnway Energy has elected to utilize a September 30 fiscal year end. Given that fact, no more than 5% of Lincolnway Energy's units can be owned by pass-through type entities, such as Subchapter S corporations, limited liability companies or partnerships. At the time of the preparation of this annual report, Lincolnway Energy was at the 5% maximum amount, so no transfers of any units to a pass-through type entity were permitted.

The amended and restated operating agreement and the unit assignment policy both contemplate that a member desiring to assign any units must present Lincolnway Energy with a unit assignment application and any other information requested by the directors. The directors are not required to act on a unit assignment application until the next regularly scheduled meeting of the directors which follows the date on which Lincolnway Energy receives the completed and executed unit assignment application.

An assignment of a unit which is approved by the directors will be effective for all purposes, including for purposes of allocations and distributions, only as of the date determined by the directors, but the date must be within 32 days of the date of the approval of the assignment by the directors. Lincolnway Energy believes that approach is necessary in order to provide a uniform effective date for assignments of units.

The unit assignment policy also provides that Lincolnway Energy may require the assigning member or the assignee to provide a legal opinion to Lincolnway Energy regarding the assignment, and that Lincolnway Energy may require that Lincolnway Energy be paid or reimbursed for all of its fees, costs and expenses incurred in connection with any assignment, including legal and accounting fees.

As of the date of this annual report, Lincolnway Energy did not have any equity compensation plans (including individual compensation arrangements) in place for any directors, officers, employees or other persons.

As of the date of this annual report, Lincolnway Energy had no plans to, and had not agreed to, register any of its units under any federal or state securities laws.

There were no outstanding warrants, options or other rights to purchase any units of Lincolnway Energy as of the date of this annual report, and there were no outstanding securities which were convertible or exchangeable into or for any units of Lincolnway Energy. Lincolnway Energy's units are not convertible in any other securities.

The payment of distributions to members by Lincolnway Energy is within the discretion of the directors of Lincolnway Energy, and there is no assurance of any distributions from Lincolnway Energy. The payment of distributions by Lincolnway Energy is also subject to Lincolnway Energy's compliance with the various covenants and requirements of Lincolnway Energy's credit and loan agreements, and it is possible that those covenants and requirements will at times prevent Lincolnway Energy from paying a distribution to its members.

Lincolnway Energy has declared three distributions since Lincolnway Energy was organized in May 2004. The first distribution was declared in November 2006 and was in the amount of $150 per unit, resulting in an aggregate distribution of $6,428,850. The second distribution was declared in May 2007, and was in the amount of $200 per unit, resulting in an aggregate distribution of $8,409,800. The third distribution was declared in November 2007, and was in the amount of $125 per unit, resulting in an aggregate distribution of $5,256,125.

Lincolnway Energy does not contemplate being able to establish a definite or regular distribution policy or history because the determination of whether a distribution can or should be made by Lincolnway Energy will need to be made by the directors of Lincolnway Energy based upon the then existing facts and circumstances of Lincolnway Energy, which could change materially from time to time.

Neither Lincolnway Energy nor any affiliated purchaser of Lincolnway Energy repurchased any of Lincolnway Energy's units during the fiscal year ended September 30, 2007.

PERFORMANCE GRAPH

The following graph compares the cumulative total return on units of Lincolnway Energy with the cumulative total return of the NASDAQ Market Index, the SIC Code Index (SIC Code 2869--Industrial Organic Chemicals, Not Elsewhere Classified) and the Peer Group Index over the period of July 31, 2006 through September 30, 2007. The graph assumes the investment of $100 on July 31, 2006 and the reinvestment of any dividends. The graph, and the data for the graph, were prepared and compiled by Ipreo, LLC.


COMPARISON OF CUMULATIVE TOTAL RETURN
AMONG LINCOLNWAY ENERGY, PEER GROUP INDEX
NASDAQ MARKET INDEX AND SIC CODE INDEX
175
150
125
100
75
50
25
0
DOLLARS
7/31/2006
9/30/2006
9/30/2007
LINCOLNWAY ENERGY
PEER GROUP INDEX
NASDAQ MARKET INDEX
SIC CODE INDEX
ASSUMES $100 INVESTED ON JULY 31, 2006
ASSUMES DIVIDEND REINVESTED
FISCAL YEAR ENDING SEPT. 30, 2007

Company/Index/Market	7/31/2006	9/30/2006	9/30/2007
Lincolnway Energy	100.00	101.01	72.39
Peer Group Index	100.00	67.47	39.67
SIC Code Index	100.00	105.04	141.88
NASDAQ Market Index	100.00	108.08	129.16

The SIC Code Index is based on SIC Code 2869--Industrial Organic Chemicals, Not Elsewhere Classified, which includes companies such as Green Plains Renewable Energy, Inc.; Aventine Renewable Energy; US Bioenergy Corp.; VeraSun Energy Corp and also chemical companies that are not primarily engaged in ethanol production. In order to provide a more representative performance graph, the graph also includes a peer group index based upon the results of the above four ethanol companies listed above.

The period for the above graph is July 31, 2006 through September 30, 2007. The July 31, 2006 date was utilized because there were no transactions in Lincolnway Energy's units until July, 2006.

Lincolnway Energy's units are not listed on any exchange and are not publicly traded. The pricing information for Lincolnway Energy's units was based upon the limited transactions that occurred pursuant to the unit matching service which is made available on Lincolnway Energy's website during the period of July, 2006 through September, 2007. The per unit sales prices for those months varied from a low of $1,950 to a high of $4,175. The amount of $2,970 was utilized for July, 2006 for purposes of preparing the graph, which amount is the weighted average of the transactions that occurred during July, 2006, with 30 units having been sold for

$4,175 per unit and 77 units having been sold for $2,500 per unit. The unit matching service is not a public trading market and has numerous conditions and limitations.

The application of the SEC's requirements for the performance graph to Lincolnway Energy's specific facts and circumstances is, therefore, difficult. In any event, past performance is not necessarily indicative of future performance or results.

AVAILABILITY OF OTHER INFORMATION

Lincolnway Energy will provide to a member, upon the written request of the member, a copy of Lincolnway Energy's annual report on Form 10-K for the fiscal year ended September 30, 2007. The annual report on Form 10-K will be provided without charge. Members should direct any such written request to Lincolnway Energy at the following address:

Lincolnway Energy, LLC
59511 W. Lincoln Highway
Nevada, Iowa 50201

The request should be directed to the attention of William Couser, Chairman of Lincolnway Energy, or to the attention of Richard Brehm, President and Chief Executive Officer of Lincolnway Energy.

FINANCIAL STATEMENTS

The following pages are certain financial statements of Lincolnway Energy with respect to the fiscal years ended September 30, 2006 and September 30, 2007.

[THE REMAINDER OF THIS PAGE IS INTENTIONALLY LEFT BLANK]

Lincolnway Energy, LLC

Financial Report

September 30, 2007

McGladrey & Pullen
Certified Public Accountants

Contents

McGladrey & Pullen
Certified Public Accountants

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Members
Lincolnway Energy, LLC
Nevada, Iowa

We have audited the balance sheets of Lincolnway Energy, LLC as of September 30, 2007 and 2006, and the related statements of operations, members' equity and cash flows for each of the three years in the period ended September 30, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lincolnway Energy, LLC as of September 30, 2007 and 2006, and the results of its operations and its cash flows for each of the three years in the period ended September 30, 2007 in conformity with U.S. generally accepted accounting principles.

McGladrey & Pullen, LLP

December 20, 2007

Lincolnway Energy, LLC

Balance Sheets
September 30, 2007 and 2006

	2007	2006
ASSETS (Note 4)		
CURRENT ASSETS		
Cash and cash equivalents	$ 7,856,908	$ 4,731,873
Certificates of deposit	779,050	-
Due from broker	845,169	701,448
Trade and other accounts receivable (Note 7)	2,475,593	4,472,238
Inventories (Note 3)	3,671,529	2,988,794
Prepaid expenses and other	162,215	157,053
Derivative financial instruments (Note 8)	514,464	1,313,212
Total current assets	16,304,928	14,364,618
PROPERTY AND EQUIPMENT		
Land and land improvements	6,966,137	4,874,727
Buildings and improvements	1,587,836	1,385,202
Plant and process equipment	73,319,932	72,860,565
Construction in progress	92,513	1,190,762
Office furniture and equipment	332,986	544,620
	82,299,404	80,855,876
Accumulated depreciation	(10,681,642)	(2,685,179)
	71,617,762	78,170,697
OTHER ASSETS		
Financing costs, net of amortization of 2007 $80,448 and 2006 $37,543	391,514	434,419
Deposit	504,753	55,503
Investments	2,000	2,000
	898,267	491,922
	$ 88,820,957	$ 93,027,237

See Notes to Financial Statements.

	2007	2006
LIABILITIES AND MEMBERS' EQUITY		
CURRENT LIABILITIES		
Accounts payable	$ 1,772,703	$ 1,578,598
Accounts payable, related party (Note 6)	169,088	163,039
Current maturities of long-term debt (Note 4)	1,323,346	5,063,837
Accrued expenses	726,008	1,010,808
Derivative financial instruments (Note 8)	117,475	-
Total current liabilities	4,108,620	7,816,282
LONG-TERM DEBT, less current maturities (Note 4)	24,743,372	29,548,706
COMMITMENTS AND CONTINGENCY (Notes 5, 7 and 10)		
MEMBERS' EQUITY		
Member contributions, net of issuance costs, 42,049 and 42,859, respectively units issued and outstanding	38,990,105	39,800,105
Retained earnings	20,978,860	15,862,144
	59,968,965	55,662,249
	$ 88,820,957	$ 93,027,237

Lincolnway Energy, LLC

Statements of Operations
Years Ended September 30, 2007, 2006 and 2005

	2007	2006	2005
Revenues (Note 7)	$ 118,783,540	$ 44,883,457	$ -
Cost of goods sold	94,233,456	25,886,144	-
Gross profit	24,550,084	18,997,313	-
General and administrative expenses	2,903,436	2,082,597	427,478
Operating income (loss)	21,646,648	16,914,716	(427,478)
Other income (expense):			
Grants	-	151,859	73,141
Interest income	445,703	117,732	552,538
Interest expense	(2,228,179)	(1,281,287)	-
Other	91,194	4,701	-
	(1,691,282)	(1,006,995)	625,679
Net income	$ 19,955,366	$ 15,907,721	$ 198,201
Weighted average units outstanding	42,519	42,293	32,816
Net income per unit - basic and diluted	$ 469.33	$ 376.13	$ 6.04

See Notes to Financial Statements.

Lincolnway Energy, LLC

Statements of Members' Equity
Years Ended September 30, 2007, 2006 and 2005

	Member Contributions	Retained Earnings (Deficit)	Total
Balance, September 30, 2004	$ 962,000	$ (243,778)	$ 718,222
Issuance of 40,125 membership units	38,118,750	-	38,118,750
Offering costs	(394,395)	-	(394,395)
Net income	-	198,201	198,201
Balance, September 30, 2005	38,686,355	(45,577)	38,640,778
Issuance of 810 membership units (Note 2)	810,000	-	810,000
Compensation from issuance of membership units	303,750	-	303,750
Net income	-	15,907,721	15,907,721
Balance, September 30, 2006	39,800,105	15,862,144	55,662,249
Repurchase of 810 membership units (Note 2)	(810,000)	-	(810,000)
Distributions ($350 per unit)	-	(14,838,650)	(14,838,650)
Net income	-	19,955,366	19,955,366
Balance, September 30, 2007	**$ 38,990,105**	**$ 20,978,860**	**$ 59,968,965**

See Notes to Financial Statements.

Lincolnway Energy, LLC

Statements of Cash Flows
Years Ended September 30, 2007, 2006 and 2005

	2007	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income	**$ 19,955,366**	$ 15,907,721	$ 198,201
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	**8,053,101**	2,715,906	6,221
Loss of disposal of property and equipment	**121,786**	-	-
Compensation expense- issuance of membership units	-	303,750	-
Changes in working capital components:			
(Increase) in prepaid expenses and other	**(5,162)**	(113,009)	(35,844)
(Increase) decrease in trade and other accounts receivable	**1,996,645**	(4,472,238)	-
(Increase) in due from broker	**(143,721)**	(701,448)	-
(Increase) decrease in derivative financial instruments	**916,223**	(1,313,212)	-
(Increase) in inventories	**(682,735)**	(2,988,794)	-
(Increase) in deposits	**(449,250)**	(55,503)	-
Increase (decrease) in accounts payable	**718,849**	1,027,090	(19,487)
Increase in accounts payable, related party	**6,049**	163,039	-
Increase (decrease) in accrued expenses	**(168,019)**	928,224	78,314
Net cash provided by operating activities	**30,319,132**	11,401,526	227,405
CASH FLOWS FROM INVESTING ACTIVITIES			
Purchase of property and equipment	**(2,103,791)**	(48,400,737)	(31,833,640)
Proceeds from sale of equipment	-	-	33,284
Purchase of certificates of deposit	**(779,050)**	-	-
Purchase of cost basis investment	-	-	(2,000)
Net cash (used in) investing activities	**(2,882,841)**	(48,400,737)	(31,802,356)
CASH FLOWS FROM FINANCING ACTIVITIES			
Issuance of membership units	-	810,000	38,118,750
Repurchase of membership units	**(810,000)**	-	-
Member distributions	**(14,838,650)**	-	-
Payments for financing costs	-	(70,495)	(386,467)
Proceeds from long-term borrowings	**153,707**	47,521,690	1,100,000
Payments on long-term borrowings	**(8,816,313)**	(14,041,648)	-
Proceeds from short-term borrowings	-	-	639,166
Payments on short-term borrowings	-	-	(639,166)
Payments of offering costs	-	-	(163,691)
Net cash provided by (used in) financing activities	**(24,311,256)**	34,219,547	38,668,592
Net increase (decrease) in cash and cash equivalents	**3,125,035**	(2,779,664)	7,093,641
CASH AND CASH EQUIVALENTS			
Beginning	**4,731,873**	7,511,537	417,896
Ending	**$ 7,856,908**	$ 4,731,873	$ 7,511,537

(Continued)

Lincolnway Energy, LLC

Statements of Cash Flows (Continued)
Years Ended September 30, 2007, 2006 and 2005

	2007	2006	2005
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION, cash paid for interest, net of amount capitalized	$ 2,430,012	$ 1,271,011	$ -
SUPPLEMENTAL DISCLOSURES OF NONCASH OPERATING AND FINANCING ACTIVITIES			
Construction in progress included in accounts payable	$ 21,078	$ 545,822	3,255,192
Capital lease obligation incurred for equipment	-	32,501	-
Deferred offering costs	-	-	(15,785)
Accrued interest converted to long-term debt	116,781	-	-

See Notes to Financial Statements.

Note 1. Nature of Business and Significant Accounting Policies

Principal business activity: Lincolnway Energy, LLC (the Company), located in Nevada, Iowa, was formed in May 2004 to pool investors to build a 50 million gallon annual production dry mill corn-based ethanol plant. The Company began making sales on May 30, 2006 and became operational during the quarter ended June 30, 2006.

A summary of significant accounting policies follows:

Use of estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of credit risk: The Company's cash balances are maintained in bank deposit accounts which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts.

Cash and cash equivalents: For the purpose of reporting cash flows the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Trade accounts receivable: Trade accounts receivable are recorded at original invoice amount less an estimate made for doubtful receivables based on a review of all outstanding amounts on a monthly basis. Management determines the allowance for doubtful accounts by regularly evaluating individual customer receivables and considering customers financial condition, credit history and current economic conditions. Receivables are written off when deemed uncollectible. Recoveries of receivables written off are recorded when received. A receivable is considered past due if any portion of the receivable is outstanding more than 90 days.

Inventories: Inventories, which consist primarily of corn, ethanol and distillers grain with solubles, are stated at the lower of cost or market on the first-in, first-out method.

Financing costs: Financing costs associated with the construction and revolving loans discussed in Note 4 are recorded at cost and include expenditures directly related to securing debt financing. The Company amortized these costs using the effective interest method over the term of the agreement. The financing costs are included in interest expense on the statement of operations.

Property and equipment: Property and equipment is stated at cost. Construction in progress is comprised of costs related to the projects that are not completed. Depreciation is computed using the straight-line method over the following estimated useful lives:

	Years
Land improvements	20
Buildings and improvements	40
Plant and process equipment	5 - 20
Office furniture and equipment	3 - 7

Maintenance and repairs are expensed as incurred; major improvements and betterments are capitalized. The present value of capital lease obligations are classified as long-term debt and the related assets are included in equipment. Amortization of equipment under capital lease is included in depreciation expense. Equipment under capital lease and accumulated depreciation totaled $32,501 and $8,976, respectively, as of September 30, 2007.

Investments: The Company has investments in common stock. These investments are carried at cost.

Derivative financial instruments: The Company enters into derivative contracts to hedge the Company's exposure to price risk related to forecasted corn needs forward corn purchase contracts and ethanol sales. The Company does not typically enter into derivative instruments other than for hedging purposes. All the derivative contracts are recognized on the balance sheet at their fair market value. Although the Company believes its derivative positions are economic hedges, none have been designated as a hedge for accounting purposes. Accordingly, any realized or unrealized gain or loss related to corn derivative instruments is recorded in the statement of operations as a component of cost of goods sold. Any realized or unrealized gain or loss related to ethanol derivative instruments is recorded in the statement of operations as a component of revenue. During the years ended September 30, 2007and 2006, the Company had recorded a combined realized and unrealized gain for corn derivative financial instruments of $2,702,925 and $515,300, respectively. There was no realized or unrealized gain or loss during the year ended September 30, 2005. During the year ended September 30, 2007, the Company had recorded an unrealized gain for ethanol sales derivative instruments of $514,464. There was no realized or unrealized gain or loss during the years ended September 30, 2006 and 2005 for ethanol sales.

Deposit: The Internal Revenue Service (under Section 7519) requires partnerships that elect a fiscal year over a calendar year to make a deposit each year. The deposit is 25% of annual net income, multiplied by the tax rate of 36% for the reporting fiscal year.

Revenue recognition: Revenue from the sale of the Company's ethanol and distillers grains is recognized at the time title and all risks of ownership transfer to the customers. This generally occurs upon shipment to the customers or when the customer picks up the goods. For railcar shipments this takes place when the product is released to the common carrier and a bill of lading is produced. For truck shipments, title passes once the truck is filled and leaves the premise. Shipping and handling costs incurred by the Company for the sale of ethanol and distiller grains are included in costs of goods sold.

Commissions for the marketing and sale of ethanol and distiller grains are included in costs of goods sold.

Reclassification: Certain amounts in the statement of operations for 2005 have been reclassified to conform to 2007 and 2006 classifications. These reclassifications had no effect on net income as previously reported.

Income taxes: The Company is organized as a partnership for federal and state income tax purposes and generally does not incur income taxes. Instead, the Company's earnings and losses are included in the income tax returns of the members. Therefore, no provision or liability for federal or state income taxes has been included in these financial statements.

Earnings per unit: Basic and diluted earnings per unit have been computed on the basis of the weighted average number of units outstanding during each period presented.

Grants: The Company recognizes grant income upon complying with the conditions of the grant.

Fair value of financial instruments: The carrying amounts of cash and cash equivalents, derivative financial instruments, trade accounts receivable, accounts payable and accrued expenses approximate fair value. The carrying amount of long-term debt approximates fair value because the interest rates fluctuate with market rates or the fixed rates are based on current rates offered to the Company for debt with similar terms and maturities.

New accounting pronouncements: In September 2006, The SEC issued Staff Accounting Bulletin. 108, *Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements* (SAB 108). SAB 108 provides interpretive guidance on how the effects of prior-year uncorrected misstatements should be considered when quantifying misstatements in current year financial statements. SAB 108 requires registrants to quantify misstatements using both an income statement and balance sheet approach and then evaluate whether either approach results in a misstatement that, when all relevant quantitative and qualitative factors are considered, is material. If prior year errors that have been previously considered immaterial are now considered material based on either approach, no restatement is required so long as management properly applied its previous approach and all relevant facts and circumstances were considered. If prior year's financial statements are not restated, the cumulative effect of the adjustment is recorded in opening accumulated earnings (deficit) as of the beginning of the fiscal year of adoption. SAB 108 is effective for us at the end of 2007. There was no impact to our financial statements as a result of adoption of this pronouncement.

In September 2006, the FASB issued Statement No. 157, Fair Value Measurement (FAS 157). While this statement does not require new fair value measurements, it provides guidance on applying fair value and expands required disclosures. FAS 157 is effective for us beginning in the first quarter of 2009. We are currently assessing the impact FAS 157 may have on our financial statements.

In February 2007, the FASB issued Statement No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (FAS 159). This statement, which is expected to expand fair value measurement, permits entities to choose to measure many financial instruments and certain other items at fair value. FAS 159 is effective for us beginning in the first quarter of 2009. We are currently assessing the impact FAS 159 may have on our financial statements.

Note 2. Members' Equity

The Company was formed on May 19, 2004. It was initially capitalized by the issuance of 1,924 membership units totaling $962,000 to the founding members of the Company. The Company has one class of membership units. A majority of the Board of Directors owns a membership interest in the Company. The Company is authorized to issue up to 45,608 membership units without member approval.

On April 4, 2007, the Company repurchased 810 membership units from the Company's directors at a purchase price of $1,000 per unit pursuant to manager and member vote that was held at a special member meeting on April 3, 2007.

Income and losses are allocated to all members based on their pro rata ownership interest. All unit transfers are effective the last day of the month. Units may be issued or transferred only to persons eligible to be members of the Company and only in compliance with the provisions of the operating agreement.

Note 3. Inventories

Inventories consist of the following as of September 30, 2007 and 2006:

	2007	2006
Raw materials, including corn, coal, chemicals and supplies	**$ 1,277,700**	$ 1,356,456
Work in process	**1,151,023**	770,593
Ethanol and distillers grains	**1,242,806**	861,745
Total	**$ 3,671,529**	$ 2,988,794

Note 4. Long-Term Debt

Long-term debt consists of the following as of September 30, 2007 and 2006:

	2007	2006
Construction term loan. (A)	$ 22,750,000	$ 31,500,000
Construction/revolving term loan. (C)	-	-
Note payable to contractor, interest-only quarterly payments at 5% due through maturity date of November 2014, secured by real estate and subordinate to financial institution debt commitments. (B)	1,216,781	1,100,000
Note payable to contractor, unsecured, interest-only quarterly payments at 4% due through maturity date of May 2021	1,250,000	1,250,000
Note payable to Iowa Department of Economic Development. (D)	272,500	300,000
Note payable to Iowa Department of Economic Development. (D)	100,000	100,000
Note payable to Iowa Department of Transportation. (E)	477,437	346,293
Capital lease obligation, due in monthly installments of $2,708, secured by the leased equipment.	-	16,250
	26,066,718	34,612,543
Less current maturities	(1,323,346)	(5,063,837)
	$ 24,743,372	$ 29,548,706

Maturities of long-term debt as of September 30, 2007 are as follows:

Years ending September 30:	
2008	$ 1,323,346
2009	5,076,823
2010	5,077,820
2011	5,078,839
2012	5,052,380
Thereafter	4,457,510
	$ 26,066,718

(A) The Company has a construction and term loan with a financial institution. Borrowings under the term loan include a variable interest rate based on prime less .05%. The interest rate for the prior year was prime plus .45%. The agreement requires 30 principal payments of $1,250,000 per quarter commencing in December 2006 through March 2014, with the final installment due May 2014. The agreement requires the maintenance of certain financial and nonfinancial covenants. Borrowings under this agreement are collateralized by substantially all of the Company's assets. As of September 30, 2007 the Company has been allowed to make prepayments of $16,250,000 without any penalty.

(B) The Company has a $1,100,000 subordinate note payable dated November 17, 2004 to an unrelated third party. Quarterly interest payments began on March 31, 2007. The third party allowed the Company to include the accrued interest of $116,781 through December 2006 into the principal of the note. Principal is due in full at maturity on November 17, 2014.

(C) The Company has a $10,000,000 construction/revolving term credit facility with a financial institution which expires on March 1, 2015. Borrowings under the credit facility agreement include a variable interest rate based on prime less .05% for each advance under the agreement. Borrowings are subject to borrowing base restrictions as defined in the agreement. The credit facility and revolving credit agreement require the maintenance of certain financial and nonfinancial covenants. Borrowings under this agreement are collateralized by substantially all of the Company's assets. There was no balance outstanding as of September 30, 2007.

On July 3, 2007 the $351,000 revolving credit agreement was cancelled. This agreement was for the benefit of a letter of credit that was required by an unrelated third party to lease rail cars. An amendment was made to the lease agreement on June 19, 2007, that allowed the Company to purchase a certificate of deposit for $351,000 in lieu of the letter of credit that is pledged as collateral on the railcar lease.

(D) The Company also has a $300,000 loan agreement and a $100,000 forgivable loan agreement with the Iowa Department of Economic Development (IDED). The $300,000 loan is noninterest-bearing and due in monthly payments of $2,500 beginning December 2006 and a final payment of $152,500 due November 2012. Borrowings under this agreement are collateralized by substantially all of the Company's assets and subordinate to the above $39,000,000 financial institution debt and construction and revolving loan/credit agreements included in (A) and (C). The $100,000 loan is forgivable upon the completion of the ethanol production facility and the production of at least 50 million gallons of ethanol before the project completion date of October 31, 2008.

(E) The Company entered into a $500,000 loan agreement with the Iowa Department of Transportation (IDOT) in February 2005. The proceeds were disbursed upon submission of paid invoices. Interest at 2.11% began accruing on January 1, 2007. Principal payments will be due semiannually through July 2016. The loan is secured by all rail track material constructed as part of the plan construction. The debt is subordinate to the above $39,000,000 financial institution debt and construction and revolving loan/credit agreements included in (A) and (C).

Note 5. Lease Commitments

The Company entered into a lease agreement with an unrelated third party to lease 90 rail cars for the purpose of transporting distillers grains. The five-year term of the lease commenced March 2006 and will end February 2011. The lease calls for monthly payments of $58,500 plus applicable taxes. There is also an additional usage rental of

2.5 cents per mile for each car that exceeds 30,000 miles. The amended agreement that was made to the lease agreement on June 19, 2007, allowed the Company to purchase a certificate of deposit for $351,000 in lieu of the letter of credit that was required as partial security for the Company's obligation under the lease.

The Company leases office equipment and other equipment under operating leases that will expire various dates through May 2011. The leases call for monthly payments ranging from $218 to $2,291 plus applicable taxes.

Minimum lease payments under these operating leases for future years are as follows:

Years ending September 30:		
2008	$	738,168
2009		728,073
2010		707,881
2011		295,372
	$	2,469,494

Rent expense under the above operating leases totaled $702,414, $380,320 and $0 for the years ended September 30, 2007, 2006 and 2005, respectively.

Note 6. Related-Party Transactions

The Company has an agreement with the Heart of Iowa Coop (HOIC), a member of the Company, to provide 100% of the requirement of corn for use in the operation of the ethanol plant. The agreement became effective when the Company began accepting corn for the use at the ethanol plant in May 2006 and will continue for a period of 20 years. The Company pays a handling fee of $.0675 per bushel of corn which was reduced in July 2007 from $.075 when the Company purchased their own locomotive to use. If the Company chooses to buy corn that is not elevated by HOIC, and is outside a 60-mile radius of Nevada, Iowa, the Company will be required to pay HOIC $.03 per bushel of corn. The agreement may be terminated before the end of the term by providing six months' notice of termination and paying the other party $2,000,000, reduced by $50,000 for each completed year of the agreement. The amount is payable over four years with interest at the prime rate on the date of termination. The Company purchased corn totaling $59,189,376 and $14,878,595 for the years ended September 30, 2007 and 2006, respectively. As of September 30, 2007, the Company has one corn cash contract with HOIC amounting to approximately 516,000 bushels, for a commitment of approximately $1,750,000 and several basis contracts representing approximately 2,565,000 bushels of corn. The contracts mature on various dates through July 2008. The Company also has made some miscellaneous purchases from HOIC (storage fees, fuel, propane and locomotive costs) amounting to $375,213 and $245,662 for the years ended September 30, 2007 and 2006, respectively. As of September 30, 2007 and 2006 the amount due to HOIC is $89,812 and $127,683, respectively.

The Company is also purchasing anhydrous ammonia from Prairie Land Cooperative, a member of the Company. Total purchases for the years ended September 30, 2007 and 2006 is $552,677 and $129,601, respectively. As of September 30, 2007 and 2006 the amount due to Prairie Land Cooperative is $78,401 and $35,356, respectively. As of September 30, 2007, there was a purchase commitment of $89,099.

Note 7. Commitments and Major Customer

The Company has an agreement with an unrelated entity and major customer for marketing, selling, and distributing all of the ethanol produced by the Company. Under such pooling arrangements, the Company will pay the entity $.01 (one cent) per gallon for each gallon of ethanol sold. This agreement shall be effective until terminated by 45 days' written notice. The agreement had an initial 12-month term through June 2007. The parties are currently negotiating a new agreement and are still operating under the terms of the existing agreement. For the years ended September 30, 2007 and 2006 the Company has expensed $501,271 and $174,289, respectively, under this agreement. Revenues with this customer were $102,456,965 and $40,441,364 for the years ended September 30, 2007 and 2006, respectively. Trade accounts receivable of $2,263,990 and $3,862,122 was due from the customer as of September 30, 2007and 2006, respectively.

The Company has an agreement with an unrelated entity for marketing, selling and distributing all of the distiller's grains with solubles which are by-products of the ethanol plant. Under the agreement, the Company will pay the entity 2% of the plant price per ton actually received by the entity. The term of this agreement shall be for one year through June 2007. On June 1, 2007 the Company provided written notice of its election to terminate the agreement. The agreement requires not less than 90 days written notice and therefore terminated effective September 1, 2007. For the years ended September 30, 2007 and 2006, the Company has expensed $253,366 and $62,775, respectively, under this agreement. Revenues with this customer were $15,730,159 and $4,442,093 for years ended September 30, 2007 and 2006, respectively. Trade accounts receivable of $114,195 and $231,591 was due from the customer as of September 30, 2007and 2006, respectively.

The Company has entered into a new agreement with an unrelated entity for marketing, selling and distributing the distiller's grains as of October 1, 2007. The initial term of this agreement shall be for a period of two years. This new agreement can be terminated by either party by providing the other with at least 90 days prior written notice of termination. Under this agreement, the purchase price for the dried distiller's grain shall be the sales price less freight costs, less a marketing fee equal to or greater of 2% of the purchase price less freight or the amount determined by multiplying the number of tons of dried distiller's grain by $1.30. The purchase price for the wet distiller's grain shall be the sales price less freight costs, less a marketing fee equal to or greater of 3% of the purchase price less freight or the amount determined by multiplying the number of tons of wet distiller's grain by $1.00.

The Company has an agreement with an unrelated party to provide the coal supply for the ethanol plant. The agreement includes the purchase of coal at a cost per ton and a transportation cost per ton as defined in the agreement. The cost is subject to price adjustments on a monthly basis. If the Company fails to purchase the minimum number of tons of coal for the calendar year 2007, the Company shall pay an amount per ton multiplied by the difference of the minimum requirement and actual quantity purchased. The agreement expires as of January 1, 2008. On October 1, 2007 the Company entered into an amended agreement to the original coal supply agreement. The term of the agreement has been extended from the original expiration date of January 1, 2008 to January 1, 2013. The same minimum purchase commitment is required from the Company as the previous agreement. The calendar year 2007, 2008, 2009, 2010, 2011 and thereafter purchase commitments total $531,113, $4,101,600,$4,181,600, $4,261,600, $4,421,600 and $4,501,600, respectively. For the years ended September 30, 2007 and 2006 the Company has purchased $4,257,613 and $1,752,646, respectively, of coal.

The Company has entered into one variable contract with a supplier of denaturant. The variable contract is for a minimum purchase of 352,205 gallons at the national gasoline daily average plus $.27/usg. The term of the contracts is from October 1, 2007 through December 31, 2007. The total future purchase commitment is $704,410. For the years ended September 30, 2007 and 2006, the Company purchased $3,162,301 and $1,720,321, respectively, of denaturant.

Note 8. Risk Management

The Company's activities expose it to a variety of market risks, including the effects of changes in commodity prices. These financial exposures are monitored and managed by the Company as an integral part of its overall risk management program. The Company's risk management program focuses on the unpredictability of commodity markets and seeks to reduce the potentially adverse effects that the volatility of these markets may have on its operating results.

The Company maintains a risk management strategy that uses derivative instruments to minimize significant, unanticipated earnings fluctuations caused by market fluctuations. The Company's specific goal is to protect the Company from large moves in the commodity costs.

To reduce price risk caused by market fluctuations, the Company generally follows a policy of using exchange-traded futures and options contracts to minimize its net position of merchandisable agricultural commodity inventories and forward purchases and sales contracts. Exchange traded futures and options contracts are designated as non-hedge derivatives and are valued at market price with changes in market price recorded in income through cost of goods sold. Cost of goods sold includes a combined unrealized and realized net gain of $2,702,925, $515,300 and $0 for the years ended September 30, 2007, 2006 and 2005, respectively, from derivative instruments. Unrealized gain (loss) of ($117,475) and $1,313,212 and net realized gain (loss) of $2,820,400 and ($795,787) for the years ended September 30, 2007 and 2006, respectively, are included in cost of goods sold. There were no realized or unrealized gains or losses in 2005. Unrealized gains and losses on forward contracts, in which delivery has not occurred, are deemed "normal purchases and normal sales" under FASB No 133, as amended, and therefore are not marked to market in the Company's financial statements.

In April 2007, the Company started entering into derivative contracts to hedge their exposure to price risk as it relates to ethanol sales. Any realized or unrealized gain or loss related to these derivative instruments is recorded in the statement of operations as a component of revenue. For the year ended September 30, 2007 revenues included an unrealized gain of $ 514,464.

Note 9. Retirement Plan

The Company adopted a 401(k) plan covering substantially all employees effective February 1, 2006. The Company provides matching contributions of 50% for up to 6% of employee compensation. Company contributions and plan expenses for the years ended September 30, 2007 and 2006 totaled 54,645 and $29,093, respectively.

Note 10. Contingency

The Company needs to maintain various permits to be able to maintain and continue its operations. The permits include water and air permits from the Iowa Department of Natural Resources. The Company has obtained these permits, but on December 4, 2007, the Iowa Environmental Protection Commission referred alleged environmental law violations by the Company to the Iowa Attorney General's office for enforcement action. The referred allegations concern wastewater releases relating to construction activities and exceedences of iron and total suspended solid limits in the Company's NPDES wastewater discharge permit, and concern air permitting, emission limit exceedences, stack testing, monitoring and reporting. Lincolnway Energy will attempt to reach a negotiated settlement of all allegations. The Company cannot predict the outcome, however it is likely that settlement will include a monetary penalty, although an amount cannot be predicted at this time. Such monetary penalty could have a material adverse effect on the Company's operations and financial condition.

Note 11. Subsequent Event

The board of directors of the Company declared a distribution to members on November 14, 2007. The distribution was in the amount of $125 per unit, and is payable to members of record on November 14, 2007. The distribution will be paid out during the week of December 17th, 2007. The Company had 42,049 outstanding units on November 14, 2007.

Dear Member,

We are happy that you have chosen to support the renewable fuels industry by investing in Lincolnway Energy, LLC. The enclosed annual report reflects the activity of a business environment that is very dynamic and has experienced considerable growth over the past twelve months and will experience even more growth and change in the upcoming year.

Our industry is maturing and changing at a very rapid pace and Lincolnway Energy, LLC is well positioned to take advantage of the changes that are forthcoming. We will continue to explore opportunities to add value to your investment as opportunities present themselves. We continually strive to make you proud of your ownership in Lincolnway Energy, LLC and continue to do so as we move toward the future.

Please remember that the annual meeting of the members of Lincolnway Energy, LLC will be held on Monday, February 18, 2008 at 6:30 p.m., at Gates Hall, 825 15th Street, Nevada, Iowa. Whether or not you plan to attend the meeting, please take time to submit your vote as soon as possible. Your vote is important to Lincolnway Energy, LLC. We hope that you take the opportunity and attend the upcoming annual meeting.

Thank you for your interest in Lincolnway Energy, LLC.

Regards,

Richard Brehm

President & Chief Executive Officer

William D Couser

William Couser

Chairman

END